    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 1998

                                                      REGISTRATION NO. 333-42065
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1

                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ------------------

                       ASSOCIATED MATERIALS INCORPORATED
             (Exact name of Registrant as specified in its charter)

             DELAWARE                             3089                            75-1872487
   (State or other jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of incorporation or organization)     Classification Code Number)           Identification Number)

                       2200 ROSS AVENUE, SUITE 4100 EAST
                              DALLAS, TEXAS 75201
                                  214-220-4600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ------------------

                               ROBERT L. WINSPEAR
                    VICE PRESIDENT, TREASURER AND SECRETARY
                       2200 ROSS AVENUE, SUITE 4100 EAST
                              DALLAS, TEXAS 75201
                                  214-220-4600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ------------------

                                   Copies to:

                 JAMES E. O'BANNON
            JONES, DAY, REAVIS & POGUE                               THOMAS A. EDWARDS
             2300 TRAMMELL CROW CENTER                               LATHAM & WATKINS
                 2001 ROSS AVENUE                               701 "B" STREET, SUITE 2100
                DALLAS, TEXAS 75201                             SAN DIEGO, CALIFORNIA 92101
                   214-220-3939                                        619-236-1234

                               ------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 30, 1998


PROSPECTUS


                                2,128,800 SHARES


                                ASSOCIATED LOGO

                       ASSOCIATED MATERIALS INCORPORATED
                                  COMMON STOCK

                               ------------------


     Of the 2,128,800 shares of Common Stock being offered hereby (the "Stock Offering"), 700,000 shares are being offered by Associated Materials Incorporated ("Associated Materials" or the "Company") and 1,428,800 shares are being offered by the Selling Stockholders (as defined herein). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Prior to this Stock Offering, there has not been a public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $16.00 and $18.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "SIDE."


     Concurrently with the Stock Offering, the Company is publicly offering
$75,000,000 aggregate principal amount of    % Senior Subordinated Notes due
2008 (the "New Notes") by a separate prospectus (the "Note Offering"). The Stock Offering is not contingent upon the completion of the Note Offering. See "The Note Offering."

      SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                      UNDERWRITING                                PROCEEDS TO
                                  PRICE TO           DISCOUNTS AND          PROCEEDS TO             SELLING
                                   PUBLIC            COMMISSIONS(1)          COMPANY(2)         STOCKHOLDERS(2)
------------------------------------------------------------------------------------------------------------------
Per Share                             $                    $                     $                     $
------------------------------------------------------------------------------------------------------------------
Total(3)                              $                    $                     $                     $
==================================================================================================================

   (1) For information regarding indemnification of the Underwriters, see "Underwriting."


   (2) Before deducting expenses payable by the Company estimated at $440,000. No expenses shall be paid by the Selling Stockholders. See "Shares Eligible for Future Sale -- Registration Rights."



   (3) The Company and certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 319,320 additional shares of Common Stock, in the aggregate, solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to
       Company and Proceeds to Selling Stockholders will be $        ,
       $        , $        and $        , respectively.

                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them, and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery therefor on or
about                  , 1998 at the office of Smith Barney Inc., 333 West 34th
Street, New York, New York 10001.

                               ------------------


SALOMON SMITH BARNEY                                  DAIN RAUSCHER INCORPORATED


                    , 1998

[Company logo]



 [photographs of homes with vinyl siding and vinyl windows manufactured by the
                                    Company]



                    Alside Premium Vinyl Siding and Windows



     The Company has a number of trademarks and trade names, including AlsideH, AlphaH, CenturionH, OmniH, UltraCraftH, UltraGuardH, UltraMaxxH, WilliamsportH, CenterLock(TM), Charter Oak(TM), Conquest(TM), Excalibur(TM), Geneva(TM), Greenbriar(TM), Highland Cedar(TM), Odyssey(TM), and Performance Series -- New Construction(TM).

                               ------------------

CERTAIN PERSONS PARTICIPATING IN THE STOCK OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING
SYNDICATE-COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the over-allotment option granted to the Underwriters will not be exercised. Unless the context requires otherwise, the term the "Company" refers to the business and operations of Associated Materials Incorporated, including Alside and AmerCable, but not Amercord. This Prospectus contains certain forward-looking statements. See "Risk Factors."

                                  THE COMPANY


     Associated Materials is a leading, vertically integrated manufacturer and nationwide distributor of exterior residential building products through its Alside division ("Alside"). Alside's core products are vinyl siding and vinyl windows. These products are marketed on a wholesale basis to more than 30,000 professional contractors engaged in home remodeling and new home construction, principally through Alside's nationwide network of 66 Alside Supply Centers. In recent years Alside has expanded its product offerings to include vinyl fencing, vinyl decking and vinyl garage doors. In 1997, Alside accounted for approximately 87% of the Company's net sales. In addition to Alside, the Company's operations include its AmerCable division ("AmerCable"), a specialty electrical cable manufacturer. Amercord Inc. ("Amercord"), a 50%-owned affiliate managed by the Company, manufactures and sells steel cord and bead wire to tire manufacturers.



     Alside competes in the vinyl siding and vinyl window segments of the exterior residential building products market. Since the early 1980's, vinyl products have commanded an increasing share of the exterior siding and window market due to the greater durability, lower maintenance requirements and lower cost associated with vinyl compared to other materials such as wood and metal. According to an industry study jointly prepared by Sabre Associates, Inc. and Pure Strategy (the "Sabre Study"), based on unit sales, vinyl siding accounted for approximately 47% of the exterior siding market in 1996, versus approximately 17% in 1985 and vinyl windows accounted for approximately 45% of the residential window market in 1996, versus approximately 27% in 1991. Additionally, both vinyl siding and vinyl windows have become the preferred products for professional home remodeling contractors, representing approximately 62% and 75% of the home remodeling market for siding and windows in 1996, respectively. More recently, vinyl siding and vinyl windows have achieved increased acceptance in the new construction market. According to the Sabre Study, sales of vinyl siding and vinyl windows in the new construction market are each expected to grow at a rate of approximately 10% annually from 1996 to 2000 and overall, total sales of vinyl siding and vinyl windows are each projected to increase approximately 7% annually between 1996 and 2000.



     From 1993 to 1997, the Company's net sales and income from operations increased 27.1% and 74.8% to $397.7 million and $33.0 million, respectively. The Company's income from operations has increased at a faster rate than its net sales primarily due to a shift in Alside's product mix from lower margin metal siding to higher margin vinyl products, which the Company both manufactures and distributes. Over the past five years, sales of vinyl siding and vinyl windows have increased 49.0% and represented over 68.2% of Alside's 1997 net sales as compared to 57.3% in 1993.


     The Company believes that it is well positioned to capitalize on the growing demand for vinyl building products. The following business strategy should enable the Company to (i) maintain Alside's position as a leading manufacturer and distributor of exterior residential building products, (ii) continue to increase sales, and (iii) strengthen operating margins.


- Company-Owned Distribution. Alside is one of only two major vinyl siding manufacturers that markets its products primarily through a company-owned distribution network. The Company believes that distributing products through its nationwide network of 66 Alside Supply Centers provides Alside with certain competitive advantages, including (i) long-standing customer relationships, (ii) the ability to implement targeted marketing programs, and
  (iii) a permanent presence in local markets. In 1997, approximately 78% of Alside's net sales were made through its Supply Centers. In 1995, the Company initiated a number of programs at its Supply Centers designed to enhance the quality and training of its marketing and sales personnel and added additional sales personnel. The Company believes these actions have increased, and will continue to increase, Alside's market share and profitability.

- New Product Development. The Company intends to capitalize on Alside's vinyl manufacturing expertise by continuing to develop and introduce new innovative products that offer performance, cost and other advantages. For example, in late 1995, Alside introduced Charter Oak, a patented premium siding product, which accounted for approximately 22.9% of Alside's vinyl siding unit volume in 1997. In early 1997, Alside introduced Conquest, a siding product designed to increase Alside's penetration of the economy market segment. Conquest accounted for approximately 18.2% of Alside's vinyl siding unit volume in 1997. Additionally, Alside, has broadened its product range by introducing a number of other vinyl products such as vinyl fencing in 1993 and vinyl decking and a redesigned vinyl garage door in 1997.



- New Construction Market. According to the Sabre Study, the new construction market will continue to be the fastest growing segment in the vinyl siding and vinyl window industry. The Company intends to increase Alside's penetration of the new construction market through a number of initiatives including new product introductions such as Conquest, a recently formed sales group and targeted marketing programs. As consolidation among builders continues and as builders attempt to reduce the number of vendors used, the Company believes that as a low-cost manufacturer with a national, company-owned distribution system, Alside is well positioned to increase sales to nationwide homebuilders.


- Low-Cost and Vertically Integrated Operations. The Company believes that Alside is a low-cost manufacturer of vinyl siding and other vinyl products due to its manufacturing expertise, state-of-the-art technology and ability to employ economies of scale. In addition, Alside's ability to produce its own vinyl window extrusions and glass inserts, coupled with its high-speed welding and cleaning equipment, provide it with cost and quality advantages over other window manufacturers that are not as large or as vertically integrated as Alside.

- Manufacturing Capacity Expansion. Alside expects to significantly expand its vinyl siding production capacity by increasing capacity at its existing vinyl siding plant and by building a new vinyl siding manufacturing facility to meet its future sales expectations. The Company intends to initially invest approximately $12 million in the new facility, which is expected to become operational in 1999.


     The Company's other operating division, AmerCable, manufactures and markets a variety of specialty electrical cable used in underground and surface mining, shipboard, marine, offshore drilling, transportation and a variety of other specialized industrial applications. AmerCable accounted for approximately 13% of the Company's net sales in 1997. As a result of a shift of strategy in mid-1996 to focus on its core products, AmerCable has lowered its costs and improved manufacturing efficiencies and on-time delivery rates, thereby substantially improving its profitability.



     The Company's executive offices are located at Suite 4100 East, 2200 Ross Avenue, Dallas, Texas 75201, and its telephone number is (214) 220-4600. The Company was incorporated in Delaware in 1983.

                               THE STOCK OFFERING

Common Stock offered by:
  the Company.................    700,000 Shares

  the Selling Stockholders....   1,428,800 Shares



Common shares to be
outstanding
  after the Stock Offering....   8,293,504 Shares(1)



Use of Proceeds...............   To fund, in part, the Company's 1998 capital
                                 expenditure plan, including the construction of a new vinyl siding manufacturing facility.
                                 Pending such use, the net proceeds shall be used to repay outstanding borrowings under the Company's existing bank credit agreement. See
                                 "Use of Proceeds."



Proposed Nasdaq National
Market symbol.................   SIDE

---------------


(1) Includes 1,700,000 shares of the Company's Class B Common Stock to be outstanding after the Stock Offering, which shares are convertible at any time at the option of the holder into shares of Common Stock on a one-to-one basis, and 1,000,000 shares of Class B Common Stock to be converted into Common Stock and sold in the Stock Offering. See "Principal and Selling Stockholders." The holder of shares of Class B Common Stock has the same rights and privileges as holders of Common Stock except that the holder of Class B Common Stock may vote (with the holders of Common Stock) only on matters relating to changes in the Company's Certificate of Incorporation; the sale, lease or disposition of certain assets; mergers or consolidations; or the liquidation or dissolution of the Company. See "Description of Capital Stock." Does not include 307,300 shares of Common Stock issuable upon the exercise of outstanding stock options, of which options for 233,550 shares are exercisable as of the date of this Prospectus.


                               THE NOTE OFFERING


     Concurrently with the Stock Offering, the Company is publicly offering $75,000,000 aggregate principal amount of New Notes in the Note Offering by a separate prospectus. The consummation of the Stock Offering and the consummation of the Note Offering are not conditioned upon each other. The New Notes will be issued pursuant to an indenture (the "New Indenture") and will be general unsecured obligations of the Company, subordinate in right of payment to all existing and future senior indebtedness of the Company, including amounts borrowed under the Company's existing bank credit agreement (the "Credit Agreement").



     The Company has commenced a tender offer and consent solicitation (the "Tender Offer" which, together with the Note Offering and the Stock Offering, are collectively referred to herein as the "Offerings") to purchase for cash all of its 11 1/2% Senior Subordinated Notes due August 15, 2003 (the "Existing Notes"), of which $75,000,000 aggregate principal amount are currently outstanding. In connection with the Tender Offer, the Company is soliciting consents from holders of Existing Notes to amend the indenture under which the Existing Notes were issued (the "Existing Indenture") in order to eliminate substantially all of the restrictive covenants and certain other provisions contained in the Existing Indenture (the "Proposed Amendments"). Holders of Existing Notes who tender their Existing Notes in the Tender Offer will be required to consent to the Proposed Amendments. Under the terms of the Existing Indenture, consents from the holders of a majority in principal amount of the Existing Notes will be required to approve the Proposed Amendments. The Tender Offer is conditioned on the completion of the Note Offering and the receipt of the requisite consents to the Proposed Amendments. See "The Note Offering."



     If only the minimum required percentage of Existing Notes to approve the Proposed Amendments are tendered in the Tender Offer, approximately $37,500,000 of Existing Notes would remain outstanding after the Note Offering. However, the Company presently intends to redeem all Existing Notes that remain outstanding following the Tender Offer promptly after August 15, 1998, the first date on which the Existing Notes may be redeemed by the Company under the terms of the Existing Indenture.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1993       1994       1995       1996       1997
                                                              --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
Net sales...................................................  $312,972   $352,606   $350,029   $356,471   $397,690
Cost of sales...............................................   230,408    258,669    264,080    255,579    283,514
                                                              --------   --------   --------   --------   --------
Gross profit................................................    82,564     93,937     85,949    100,892    114,176
Selling, general and administrative expenses................    63,670     70,482     73,207     77,740     81,142
                                                              --------   --------   --------   --------   --------
Income from operations......................................    18,894     23,455     12,742     23,152     33,034
Interest expense............................................     7,581     10,580     11,474     10,882      9,795
Equity in earnings (loss) of Amercord.......................     1,039        100        537      1,724       (626)
                                                              --------   --------   --------   --------   --------
Income before income tax expense............................    12,352     12,975      1,805     13,994     22,613
Income tax expense..........................................     4,666      5,101        545      5,172      9,524
                                                              --------   --------   --------   --------   --------
Income before extraordinary item............................     7,686      7,874      1,260      8,822     13,089
Extraordinary item(1).......................................     1,876         --         --         --         --
                                                              --------   --------   --------   --------   --------
Net income..................................................     5,810      7,874      1,260      8,822     13,089
Preferred dividends.........................................       583         --         --         --         --
                                                              --------   --------   --------   --------   --------
Income applicable to common stock...........................  $  5,227   $  7,874   $  1,260   $  8,822   $ 13,089
                                                              ========   ========   ========   ========   ========
SHARE DATA:
Basic earnings per common share.............................  $   0.84   $   1.05   $   0.17   $   1.16   $   1.72
Diluted earnings per common share(2)........................      0.42       1.01       0.16       1.14       1.69
Weighted average number of diluted shares...................    12,352      7,789      7,695      7,746      7,756
Dividends per share.........................................        --         --         --         --   $   0.05
OTHER DATA:
EBITDA(3)...................................................  $ 23,779   $ 27,959   $ 18,082   $ 29,025   $ 39,555
Capital expenditures........................................     5,489      9,323      7,683      8,110      8,758
Cash provided by (used in) operating activities.............     3,982     (3,248)     5,328     15,055     22,496
Cash used in investing activities...........................    (4,663)    (9,206)    (7,203)    (8,087)    (7,941)
Cash provided by (used in) financing activities.............     1,801     11,648      2,452     (6,863)   (15,004)
Ratio of EBITDA to interest expense.........................      3.14x      2.64x      1.58x      2.67x      4.04x
Ratio of earnings to fixed charges..........................      2.16x      1.92x      1.12x      1.93x      2.60x
PRO FORMA DATA:(4)
Income from operations.................................................................................   $ 33,185
Interest expense.......................................................................................      7,926
Net income.............................................................................................     14,276
Diluted earnings per common share(2)...................................................................       1.69
Weighted average number of diluted shares..............................................................      8,456
Ratio of earnings to fixed charges.....................................................................       3.04x



                                                                 DECEMBER 31, 1997
                                                              ------------------------
                                                                          AS ADJUSTED
                                                                            FOR THE
                                                               ACTUAL     OFFERINGS(4)
                                                              --------    ------------
BALANCE SHEET DATA:
Working capital.............................................  $ 61,191      $ 67,295
Total assets................................................   178,504       181,231
Short-term debt, including current maturities...............     2,314         1,750
Long-term debt, less current maturities.....................    78,600        78,600
Stockholders' equity........................................    44,734        51,047


---------------

(1) The extraordinary item represents, net of tax, the loss recognized on the prepayment premium paid on the retirement of the Company's 15% Senior Secured Notes in August 1993.


(2) In accordance with the Securities and Exchange Commission (the "Commission") Staff Accounting Bulletin, Topic 4D, common shares issued during the 12-month period and prior to the initial filing of the Company's registration statement relating to the Stock Offering at prices below the assumed public offering price have been included in the calculation as if such shares were outstanding for all periods presented. In this Prospectus, the Company's Common Stock and Class B Common Stock are referred to collectively as "common shares."



(3) EBITDA is calculated as income from operations plus depreciation and amortization. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA should not be considered by an investor as an alternative to, or more meaningful than, net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA as presented above for the Company may not be comparable to similarly titled measures reported by other companies.



(4) Gives effect to (i) the sale of the Common Stock offered by the Company hereby at an assumed offering price of $17.00 per share and the application of the estimated net proceeds therefrom to the repayment of indebtedness under the Credit Agreement pending the use of such proceeds as described in "Use of Proceeds," and (ii) the issuance of the New Notes at an assumed interest rate of 9.5% and the application of the estimated net proceeds therefrom, together with the borrowings under the Credit Agreement, to purchase all of the outstanding principal amount of the Existing Notes in connection with the Tender Offer and to pay related transaction costs. For Income Statement Data, these events are assumed to occur at the beginning of the period and for Balance Sheet Data, these events are assumed to occur at December 31, 1997. Upon completion of the Tender Offer, the Company will record an extraordinary charge estimated to be approximately $4.3 million, net of tax ($0.56 per diluted common share), for the prepayment premium expected to be paid with respect to the Tender Offer and the write off of unamortized debt issuance costs associated with the Existing Notes.

                                  RISK FACTORS


     This Prospectus contains forward-looking statements that are based on the beliefs of, and estimates and assumptions made by and information currently available to, the Company's management. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, as they relate to the Company or the Company's management, identify forward-looking statements. Such statements are subject to certain risks and uncertainties. Actual results and events may vary materially from those discussed in the forward-looking statements. Factors that might cause such a difference are discussed below. Further, certain forward-looking statements included in this Prospectus assume the completion of the Stock Offering, the Note Offering and the Tender Offer, which transactions have yet to be completed and which may not be completed. The failure to complete any of these transactions will impact the Company's capital structure, as more fully described under "Capitalization" and could have certain other effects, which are more fully described herein. Prospective investors should carefully consider the following factors in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.


     General Industry, Economic, Interest Rates and Other Conditions. The exterior residential building products industry in which Alside operates may be significantly affected by changes in national and local economic and other conditions, including employment levels, changing demographic considerations, availability of financing, interest rates and consumer confidence, all of which are outside of the Company's control. A prolonged recession affecting the residential construction industry could result in a significant decrease in the Company's financial performance.

     Substantial Operating Leverage. The Company operates with substantial operating leverage. A significant portion of Alside's selling, general and administrative expenses are fixed costs which do not fluctuate proportionately with sales. As a result, a percentage decline in Alside's net sales has a greater percentage effect on Alside's operating income.


     Fluctuating Raw Material Costs and Availability. The principal raw material component of Alside's vinyl products is vinyl resin, which historically has fluctuated significantly in price. During 1996, the average price of vinyl resin was lower than 1995 levels. In 1997, the price of vinyl resin increased during the first six months and then declined. Alside did not generally pass on any additional costs or savings resulting from the fluctuations in resin prices in 1996 and 1997. Although prior to 1997, Alside had generally been able to pass on price increases in vinyl resin to its customers, there can be no assurance that in the future the market will respond favorably to such selling price increases or that the Company will otherwise be able to absorb such cost increases without significantly affecting its margins. Additionally, a major interruption in the delivery of vinyl resin to Alside would disrupt Alside's operations and could have an adverse effect on the Company's financial condition and results of operations. Alside has contracts with two vendors to supply substantially all of its vinyl resin requirements and believes its requirements could also be met by other suppliers. Copper is the principal raw material used by AmerCable in the manufacture of its products. Historically, copper has been subject to rapid price movements. A decrease in the price of copper may also affect the Company's gross margins as AmerCable prices its cable products based upon market prices for copper at the time of shipment. As a result, sudden decreases in copper prices can result in lower gross profit margins in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Substantial Financial Leverage. Following the Offerings, the Company will continue to be highly leveraged. As of December 31, 1997, after giving effect to the Offerings, the Company's total indebtedness would have been approximately $80.4 million and its stockholders' equity would have been $51.0 million. See "Capitalization." The Company's high level of indebtedness presents certain risks to its security holders and conceivably could adversely affect or impair, among other things, the ability of the Company to obtain additional financing in the future and to respond to market and general economic conditions, extraordinary capital requirements (including the proposed construction of a new vinyl siding manufacturing facility) and other factors. The Credit Agreement includes covenants that require the maintenance of certain financial ratios and net worth and that place restrictions on the repurchase of Common Stock and the payment of dividends. Outstanding borrowings under the Credit Agreement are collateralized by substantially all of the assets of the Company. In addition, the Existing Indenture presently contains and the New Indenture will contain covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends, make certain investments and repurchase stock or subordinated indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Use of Proceeds."


     Risks Associated with Manufacturing Expansion. The Company presently intends to start construction of a new vinyl siding manufacturing facility in 1998 with operations anticipated to commence in 1999. The construction of a new facility involves certain risks, including construction cost overruns and delays, the hiring and training of new employees, compliance with environmental health and safety and other regulatory requirements and the costs associated with the acquisition of new production equipment, tooling and other machinery. The inability of the Company to commence full-scale commercial production at its new manufacturing facility in a timely manner could have an adverse effect on the Company's results of operations and financial condition. In addition, at such time as the Company commences production at this new facility, it may from time to time experience lower than anticipated manufacturing efficiencies that may adversely affect the Company's results of operations and financial condition. Further, there can be no assurance that the Company will successfully integrate the new facility with its existing manufacturing facilities or that it will achieve the anticipated benefits and efficiencies from its expanded manufacturing operations. In addition, the Company's operating results could be adversely affected if sales of the Company's products do not increase at a rate sufficient to offset the Company's increased expenses resulting from this expansion. See "Use of Proceeds" and "Business -- Manufacturing."



     Weather Impacts Quarterly Results. Because most of Alside's building products are intended for exterior use, sales tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year usually result in that quarter producing significantly less sales revenue than in any other period of the year. Consequently, the Company has historically had net losses in the first quarter and reduced profits from operations in the fourth quarter of each calendar year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Financial Data."



     Competition from Vinyl Building Product Manufacturers and Alternative Building Product Materials. With the exception of Owens Corning, no other company within the vinyl residential siding market competes with Alside in both manufacturing and distribution. However, Alside does compete with other manufacturers of vinyl building products, including Aluminum Company of America, CertainTeed Corporation, Jannock Limited, Nortek, Inc. and Royal Group Technologies Limited. Some of these companies are larger and have greater financial resources than the Company. The Company also competes with Owens Corning and numerous large and small distributors of building products in its capacity as a distributor of such products. Additionally, the Company's products face competition from alternative materials: wood and aluminum in the window markets, and wood, masonry and metal in the siding market. While the Company believes Alside's products are competitive, and in most sectors are gaining share at the expense of alternative materials due to vinyl's superior qualities, including its lower material cost, durability and low maintenance requirements, there can be no assurance the Company will not be adversely impacted by its competitors or alternative materials. See "Business -- Alside -- Competition."



     Costs of Environmental Compliance. The Company's operations are subject to various environmental statutes and regulations, including laws and regulations addressing materials used in the manufacturing of the Company's products. In addition, certain of the Company's operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Although the Company believes it has made sufficient capital expenditures to maintain compliance with existing laws and regulations, future expenditures may be necessary as compliance standards and technology change. Unforeseen significant expenditures required to maintain such compliance, including unforeseen liabilities, could have an adverse effect on the Company's business and financial condition. See "Business -- Government Regulation and Environmental Matters."

     Control by Existing Stockholder. After the Stock Offering, the Winspear Family Limited Partnership, a Texas limited partnership (the "Winspear Partnership"), of which Mr. William W. Winspear, the Chairman, President and Chief Executive Officer of the Company, is the managing general partner, will beneficially own approximately 46.4% of the outstanding Common Stock of the Company (assuming the conversion of all outstanding shares of Class B Common Stock into shares of Common Stock). As a result, Mr. Winspear, or any successor managing general partner, will have significant influence over all matters requiring approval by the stockholders of the Company, including the election of the Company's Board of Directors. See "Management," "Principal and Selling Stockholders" and "Description of Capital Stock."


     Absence of Prior Public Market; Possible Volatility of Stock Prices. Prior to the Stock Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the Stock Offering or that any market that may develop for the Common Stock will be liquid. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "SIDE." The initial public offering price of the Common Stock offered hereby was determined by negotiation between the Company, the Selling Stockholders and the Representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the Stock Offering. For factors considered in determining the initial public offering price, see "Underwriting." After completion of the Stock Offering, the market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the Common Stock and variations in the Company's operating results.



     Substantial Number of Shares Eligible for Future Sale. Sales of a substantial number of shares of the Company's Common Stock in the public market following the Stock Offering could adversely affect the market price for the Common Stock. In addition to the 2,128,800 shares offered hereby, 6,164,704 shares of "restricted" Common Stock, as defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), will be eligible for sale in the public market after this Stock Offering in accordance with Rule 144 or Rule 701 under the Securities Act, of which 6,112,800 shares (5,902,000 shares if the over-allotment option is exercised in full) are subject to 180-day lock-up agreements with the Representatives and 14,400 shares are subject to a 90-day lock-up agreement under the terms of a Registration Rights Agreement among the Company and certain stockholders. See "Underwriting" and "Shares Eligible for Future Sale -- Lock-up Agreements." The holders of substantially all of these shares have registration rights which could permit such holders to sell their shares to the public. There are also outstanding options for 307,300 shares of Common Stock which shares, under certain circumstances, may become eligible for immediate sale in the public market pursuant to Rule 701. See "Shares Eligible for Future Sale."


     Dilution. Purchasers of the Common Stock offered hereby will suffer an immediate and substantial dilution in the net tangible book value per share of the Common Stock. See "Dilution."


     Anti-Takeover Provisions. The Company's Restated Certificate of Incorporation (the "Certificate") and Restated Bylaws ("Bylaws") contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions may limit the price that certain investors may be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- State Law and Certain Certificate and Bylaw Provisions." Additionally, the Certificate grants the Company's Board of Directors the authority to issue, without stockholder approval, up to 100,000 shares of Preferred Stock having such rights, preferences and privileges as designated by the Board of Directors. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. See "Description of Capital Stock -- Preferred Stock."

                                USE OF PROCEEDS


     At an assumed initial public offering price of $17.00 per share, the net proceeds to the Company from the sale of the 700,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $10,627,000 ($12,343,000 if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated expenses of the Stock Offering payable by the Company. The Company intends to use such net proceeds to fund, in part, the Company's 1998 capital expenditure plan, including the construction of a new vinyl siding manufacturing facility in order to expand the Company's production capacity. Although the Company is in the initial planning stages with respect to the construction of this facility, the Company presently estimates that the construction cost of such facility (including the initial operating equipment) will be approximately $12 million. Pending such use, the Company intends to use its net proceeds from the Stock Offering to repay outstanding borrowings under the Credit Agreement. As of December 31, 1997, $564,000 was outstanding under the Credit Agreement, and the average interest rate thereunder was 8.5% at such date. The Credit Agreement provides for a total credit facility of up to $50 million through May 31, 1999. The balance of the Company's net proceeds, if any, will be invested in short-term, investment grade securities pending such use. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."


     The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                               THE NOTE OFFERING

     Concurrently with the Stock Offering, the Company is publicly offering $75,000,000 aggregate principal amount of New Notes in the Note Offering by a separate prospectus. The consummation of the Stock Offering and the consummation of the Note Offering are not conditioned on each other. The New Notes will be issued pursuant to the New Indenture and will be general unsecured obligations of the Company, subordinate in right of payment to all existing and future senior indebtedness of the Company, including amounts borrowed under the Credit Agreement.


     On January 29, 1998, the Company commenced the Tender Offer to purchase for cash all of its Existing Notes, of which $75,000,000 aggregate principal amount are currently outstanding. The Note Offering and Tender Offer are contingent upon each other. In connection with the Tender Offer, the Company is soliciting consents from holders of Existing Notes to approve the Proposed Amendments to the Existing Indenture in order to eliminate substantially all of the restrictive covenants and certain other provisions contained in the Existing Indenture. Holders of Existing Notes who tender their Existing Notes in the Tender Offer will be required to consent to the Proposed Amendments. Under the terms of the Existing Indenture, consents from the holders of a majority in principal amount of the Existing Notes will be required to approve the Proposed Amendments. The Tender Offer is conditioned on the completion of the Note Offering and the receipt of the requisite consents to the Proposed Amendments. The Tender Offer will expire on March 2, 1998, unless extended or terminated, at which time the Company intends to purchase all of the Existing Notes validly tendered. The Company intends to fund the costs associated with the purchase of the Existing Notes pursuant to the Tender Offer, including the anticipated prepayment premium and the related transaction costs, with the net proceeds of the Note Offering and borrowings under the Credit Agreement. The Company intends to close the Note Offering on the day it would become obligated to pay for the Existing Notes tendered in the Tender Offer. If necessary, the Company will extend the Tender Offer so that the proceeds of the Note Offering will be available to pay for the Existing Notes tendered in the Tender Offer.



     If only the minimum required percentage of Existing Notes to approve the Proposed Amendments are tendered in the Tender Offer, approximately $37,500,000 of Existing Notes would remain outstanding after the Note Offering. However, the Company presently intends to redeem all Existing Notes that remain outstanding following the Tender Offer promptly after August 15, 1998, the first date on which the Existing Notes may be redeemed by the Company under the terms of the Existing Indenture. The applicable redemption price on such date is 104.313% of the outstanding principal amount of the Existing Notes.

                                DIVIDEND POLICY


     The Company paid its first cash dividend of $.05 per common share in March 1997. On January 28, 1998, the Board of Directors of the Company announced a cash dividend of $.075 per common share ($569,513 in the aggregate), payable to stockholders of record on February 2, 1998. The Company presently intends to pay an annual cash dividend. However, the Company's future dividend policy will depend upon the Company's capital requirements, results of operations, financial condition and such other factors as the Company's Board of Directors deems relevant. Further, the payment of cash dividends is restricted by covenants in the Credit Agreement and in the Existing Indenture, and will be restricted under the terms of the New Indenture.

                                 CAPITALIZATION


     The following table presents the actual capitalization of the Company at December 31, 1997 and as adjusted to give effect to the (i) sale of 700,000 shares of Common Stock by the Company in the Stock Offering at an assumed initial public offering price of $17.00 per share and the application of the net proceeds of the Stock Offering to the repayment of indebtedness under the Credit Agreement pending the use of such proceeds as described under "Use of Proceeds," and (ii) as further adjusted to reflect the completion of the Note Offering and the Tender Offer assuming all of the Existing Notes are purchased in the Tender Offer.



                                                                         DECEMBER 31, 1997
                                                              ---------------------------------------
                                                                          AS ADJUSTED    AS ADJUSTED
                                                                         FOR THE STOCK     FOR THE
                                                               ACTUAL      OFFERING      OFFERINGS(1)
                                                              --------   -------------   ------------
                                                                          (IN THOUSANDS)
Cash and cash equivalents...................................  $  1,935     $ 11,998        $  4,453
                                                              ========     ========        ========
Short-term debt:
  Revolving line of credit..................................  $    564     $     --        $     --
  Current maturities of long-term debt......................     1,750        1,750           1,750
                                                              --------     --------        --------
          Total short-term debt.............................  $  2,314     $  1,750        $  1,750
                                                              ========     ========        ========
Long-term debt, less current maturities:
  Taxable Notes.............................................  $  3,600     $  3,600        $  3,600
  Existing Notes............................................    75,000       75,000              --
  New Notes.................................................        --           --          75,000
                                                              --------     --------        --------
          Total long-term debt..............................    78,600       78,600          78,600
                                                              --------     --------        --------
Stockholders' equity:
  Preferred Stock, par value $.01 per share, 100,000
     authorized shares; none issued.........................        --           --              --
  Common Stock, par value $.0025 per share; 15,000,000
     authorized shares; 4,934,900 issued shares (6,634,900
     issued shares, as adjusted)............................        12           17              17
  Class B Common Stock, par value $.0025 per share;
     2,700,000 authorized shares; 2,700,000 issued shares
     (1,700,000 authorized and issued shares, as
     adjusted)..............................................         7            4               4
  Capital in excess of par..................................       505       11,130          11,130
  Less treasury stock, at cost (41,396 shares)..............      (542)        (542)           (542)
  Retained earnings.........................................    44,752       44,752          40,438
                                                              --------     --------        --------
          Total stockholders' equity........................    44,734       55,361          51,047
                                                              --------     --------        --------
          Total capitalization..............................  $123,334     $133,961        $129,647
                                                              ========     ========        ========


---------------


(1) Upon completion of the Tender Offer, the Company will record an extraordinary charge estimated to be approximately $4.3 million, net of tax ($0.56 per diluted share of Common Stock), for the prepayment premium expected to be paid with respect to the Tender Offer for the Existing Notes and the write off of unamortized debt issuance costs associated with the Existing Notes.

                                    DILUTION


     As of December 31, 1997, the Company had a net tangible book value of approximately $42.5 million, or $5.60 per common share. Without taking into account any further adjustment in tangible book value after December 31, 1997, other than to give effect to the sale of 700,000 shares of Common Stock offered hereby by the Company (after deducting underwriting discounts and commissions and estimated Stock Offering expenses), the pro forma net tangible book value of the Company as of December 31, 1997 would have been approximately $53.2 million, or $6.41 per common share. This represents an immediate increase in net tangible book value of $0.81 per common share to existing stockholders and an immediate dilution of $10.59 per common share to new investors. The following table illustrates this per share dilution:



Assumed public offering price...............................          $17.00
  Net tangible book value before the Stock Offering.........  $5.60
  Increase attributable to new investors....................  $0.81
Pro forma net tangible book value after the Stock
  Offering..................................................          $ 6.41
Dilution to new investors...................................          $10.59



     The following table summarizes, as of December 31, 1997, the relative investments of all existing stockholders and new investors, giving pro forma effect to the sale of 700,000 shares of Common Stock offered hereby by the
Company:



                                      SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                     -------------------   ---------------------     PRICE
                                     NUMBER(1)   PERCENT     AMOUNT      PERCENT   PER SHARE
                                     ---------   -------   -----------   -------   ---------
Existing Stockholders..............  7,593,504     91.6%   $   187,171      1.5%    $ 0.025
New Investors......................    700,000      8.4     11,900,000     98.5       17.00
                                     ---------    -----    -----------    -----
          Total....................  8,293,504    100.0%   $12,087,171    100.0%
                                     =========    =====    ===========    =====



(1) Represents the aggregate number of shares of Common Stock outstanding and the shares of Common Stock issuable upon conversion of all outstanding shares of Class B Common Stock. See "Description of Capital Stock."



     The foregoing tables assume no exercise of outstanding options to purchase Common Stock. The Company presently has outstanding options to purchase 307,300 shares of Common Stock with an aggregate weighted average exercise price of $7.79 per share, or $2,392,640 in the aggregate. If all such options were exercised immediately prior to completion of the Stock Offering (which is not anticipated), the Company would have 8,600,804 common shares outstanding and the dilution to new investors would be $10.54. See "Description of Capital Stock."

                            SELECTED FINANCIAL DATA


     The selected financial data presented below as of and for each of the years in the five-year period ended December 31, 1997 were derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere in this Prospectus.



                                                                             YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------------
                                                                 1993       1994       1995       1996       1997
                                                               --------   --------   --------   --------   --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.................................................   $312,972   $352,606   $350,029   $356,471   $397,690
  Cost of sales.............................................    230,408    258,669    264,080    255,579    283,514
                                                               --------   --------   --------   --------   --------
  Gross profit..............................................     82,564     93,937     85,949    100,892    114,176
  Selling, general and administrative expenses..............     63,670     70,482     73,207     77,740     81,142
                                                               --------   --------   --------   --------   --------
  Income from operations....................................     18,894     23,455     12,742     23,152     33,034
  Interest expense..........................................      7,581     10,580     11,474     10,882      9,795
  Equity in earnings (loss) of Amercord(1)..................      1,039        100        537      1,724       (626)
                                                               --------   --------   --------   --------   --------
  Income before income tax expense..........................     12,352     12,975      1,805     13,994     22,613
  Income tax expense........................................      4,666      5,101        545      5,172      9,524
                                                               --------   --------   --------   --------   --------
  Income before extraordinary item..........................      7,686      7,874      1,260      8,822     13,089
  Extraordinary item(2).....................................      1,876         --         --         --         --
                                                               --------   --------   --------   --------   --------
  Net income................................................      5,810      7,874      1,260      8,822     13,089
  Preferred dividends.......................................        583         --         --         --         --
                                                               --------   --------   --------   --------   --------
  Income applicable to common stock.........................   $  5,227   $  7,874   $  1,260   $  8,822   $ 13,089
                                                               ========   ========   ========   ========   ========
SHARE DATA:
  Basic earnings per common share...........................   $   0.84   $   1.05   $   0.17   $   1.16   $   1.72
  Diluted earnings per common share(3)......................       0.42       1.01       0.16       1.14       1.69
  Weighted average number of diluted shares.................     12,352      7,789      7,695      7,746      7,756
  Dividends per share.......................................         --         --         --         --   $   0.05
OTHER DATA:
  EBITDA (4)................................................   $ 23,779   $ 27,959   $ 18,082   $ 29,025   $ 39,555
  Capital expenditures......................................      5,489      9,323      7,683      8,110      8,758
  Cash provided by (used in) operating activities...........      3,982     (3,248)     5,328     15,055     22,496
  Cash used in investing activities.........................     (4,663)    (9,206)    (7,203)    (8,087)    (7,941)
  Cash provided by (used in) financing activities...........      1,801     11,648      2,452     (6,863)   (15,004)
  Ratio of EBITDA to interest expense.......................       3.14x      2.64x      1.58x      2.67x      4.04x
  Ratio of earnings to fixed charges........................       2.16x      1.92x      1.12x      1.93x      2.60x



                                                                                   DECEMBER 31,
                                                               ----------------------------------------------------
                                                                 1993       1994       1995       1996       1997
                                                               --------   --------   --------   --------   --------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................   $ 51,417   $ 51,336   $ 46,551   $ 51,821   $ 61,191
  Total assets..............................................    149,881    169,414    172,053    177,709    178,504
  Short-term debt, including current maturities.............      2,321     15,719     19,921     14,808      2,314
  Long-term debt, less current maturities...................     85,600     83,850     82,100     80,350     78,600
  Stockholders' equity......................................     14,114     22,046     23,306     32,246     44,734


---------------


(1) In 1996, the Company's equity in the earnings of Amercord was effected by a change in accounting principle, a settlement of a royalty dispute and an asset impairment writedown, the net amount of which was approximately $800,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to the Financial Statements.



(2) The extraordinary item represents, net of tax, the loss recognized on the prepayment premium paid on the retirement of the Company's 15% Senior Secured Notes in August 1993.



(3) In accordance with the Commission Staff Accounting Bulletin, Topic 4D, common shares issued during the 12-month period prior to the initial filing of the Company's registration statement relating to the Stock Offering at prices below the assumed public offering price have been included in the calculation as if such shares were outstanding for all periods presented.



(4) EBITDA is calculated as income from operations plus depreciation and amortization. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA should not be considered by an investor as an alternative to, or more meaningful than, net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA as presented above for the Company may not be comparable to similarly titled measures reported by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     General. The Company consists of two operating divisions, Alside and AmerCable. In addition, Amercord, a 50%-owned affiliate, is accounted for using the equity method. The Company's results of operations are primarily affected by the operating results of Alside, which accounted for more than 85% of the Company's net sales in each of the last three years. Because its residential building products are consumer durable goods, Alside's sales are impacted by the availability of consumer credit, consumer interest rates, employment trends, changes in levels of consumer confidence, national and regional trends in new housing starts and general economic conditions. Alside's sales are also affected by changes in consumer preferences with respect to types of building products. Alside's products are used in the repair and remodeling, as well as the new construction, sectors of the building industry. For each of the three years in the period ended December 31, 1997, Alside believes that its sales were made primarily to the repair and remodeling sector.



     The Company believes that vinyl building products will continue to gain market share from metal and wood products due to vinyl's favorable attributes, which include its durability, lower maintenance cost and lower cost compared to wood and metal. Although no assurances can be given, the Company further believes that these increases in market share, together with Alside's increased marketing efforts, will increase Alside's sales of vinyl siding, vinyl windows and other complementary building products.



     The principal raw material used in Alside's products is vinyl resin which in the past has fluctuated significantly in price. These fluctuations can impact Alside's profitability. In general, short-term fluctuations in vinyl resin prices do not affect the selling prices of the Company's vinyl window products. Prior to 1997, the prices of the Company's vinyl siding products have generally increased or decreased with the price of vinyl resin. During 1996 the average price of vinyl resin was lower than 1995 levels. In 1997, the price of vinyl resin increased during the first six months and then declined. Alside did not generally pass on any additional costs or savings resulting from the fluctuations in resin prices in 1996 and 1997.


     The Company operates with substantial operating and financial leverage. Significant portions of Alside's selling, general and administrative expenses are fixed costs that neither increase nor decrease proportionately with sales. As a result, a percentage change in Alside's net sales will have a greater percentage effect on Alside's income from operations. In addition, interest expense related to the Company's long-term debt is relatively fixed.

     AmerCable. AmerCable modified its business strategy in the second quarter of 1996 to focus on a core group of cable products that AmerCable believed better utilized its manufacturing efficiencies and marketing and distribution capabilities. Concurrently with this shift in its business strategy, AmerCable reduced its workforce by approximately 15% to eliminate certain non-value added processes and to focus its efforts on its core products. As a result of this strategy, AmerCable has lowered its costs and improved manufacturing efficiencies and on-time delivery rates, thereby substantially improving its profitability.

     Amercord. The Company presently expects Amercord's average selling prices to decline further during 1998. Although Amercord continues to develop programs to reduce its cost structure and improve its manufacturing efficiencies, the Company does not currently expect Amercord to earn a profit in 1998. Since its inception as a separate enterprise in 1986, Amercord has satisfied its working capital and capital expenditure requirements from internally generated funds and independent credit facilities that are not guaranteed by the Company and Amercord has neither received capital from the Company nor made any distributions to the Company. The Company presently believes that Amercord's internally generated cash flow and credit facilities will provide sufficient capital to fund its operations and currently planned capital expenditures and as a result, the Company does not presently anticipate a need to make additional capital contributions to Amercord.

     Segment Data. Alside accounted for more than 85% of the Company's net sales and income from operations in each of the three years in the period ended December 31, 1997. In 1997, Alside accounted for approximately 85% of the Company's income from operations exclusive of corporate selling, general and administrative expenses. Management believes that a discussion of the Company's results and financial position for these periods is enhanced by presenting segment information for Alside and AmerCable. The tables below set forth for the periods indicated certain items from the Company's financial statements:



                                                                              YEARS ENDED DECEMBER 31,
                                                               ------------------------------------------------------
                                                                     1995               1996               1997
                                                               ----------------   ----------------   ----------------
                                                                          % OF               % OF               % OF
                                                                          TOTAL              TOTAL              TOTAL
                                                                           NET                NET                NET
                                                                AMOUNT    SALES    AMOUNT    SALES    AMOUNT    SALES
                                                               --------   -----   --------   -----   --------   -----
                                                                                   (IN THOUSANDS)
CONSOLIDATED:
  Net sales -- Alside.......................................   $300,561   85.9%   $314,645   88.3%   $344,000    86.5%
  Net sales -- AmerCable....................................     49,468   14.1      41,826   11.7      53,690    13.5
                                                               --------   -----   --------   -----   --------   -----
        Total net sales.....................................    350,029  100.0     356,471  100.0     397,690   100.0
  Gross profit..............................................     85,949   24.5     100,892   28.3     114,176    28.7
  Selling, general and administrative expenses(1)...........     73,207   20.9      77,740   21.8      81,142    20.4
                                                               --------   -----   --------   -----   --------   -----
  Income from operations....................................     12,742    3.6      23,152    6.5      33,034     8.3
  Interest expense..........................................     11,474    3.3      10,882    3.1       9,795     2.5
  Equity in earnings (loss) of Amercord.....................        537    0.2       1,724    0.5        (626)   (0.1)
                                                               --------   -----   --------   -----   --------   -----
  Income before income tax expense..........................      1,805    0.5      13,994    3.9      22,613     5.7
  Income tax expense........................................        545    0.1       5,172    1.4       9,524     2.4
                                                               --------   -----   --------   -----   --------   -----
        Net income..........................................   $  1,260    0.4%   $  8,822    2.5%   $ 13,089     3.3%
                                                               ========   =====   ========   =====   ========   =====
ALSIDE:
  Net sales.................................................   $300,561  100.0%   $314,645  100.0%   $344,000   100.0%
  Gross profit..............................................     85,628   28.5      98,636   31.3     104,716    30.4
  Selling, general and administrative expenses..............     69,078   23.0      72,264   23.0      74,301    21.6
  Income from operations....................................     16,550    5.5      26,372    8.3      30,415     8.8
AMERCABLE:
  Net sales.................................................   $ 49,468  100.0%   $ 41,826  100.0%   $ 53,690   100.0%
  Gross profit..............................................        321    0.6       2,256    5.4       9,460    17.6
  Selling, general and administrative expenses..............      1,997    4.0       3,223    7.7       4,374     8.1
  Income (loss) from operations.............................     (1,676)  (3.4)       (967)  (2.3)      5,086     9.5


---------------


(1) Consolidated selling, general and administrative expenses include corporate expenses of $2.1 million, $2.3 million and $2.5 million for the years 1995, 1996 and 1997, respectively.


RESULTS OF OPERATIONS


  Year Ended December 31, 1997 compared to the Year Ended December 31, 1996.



     General. The Company's net sales increased $41.2 million or 11.6% in 1997 as compared to 1996 due to an increase in sales volume at its Alside and AmerCable divisions. Income from operations increased $9.9 million or 42.7% in 1997 as compared to 1996 due to increased sales volume at Alside and AmerCable as well as manufacturing efficiency improvements at AmerCable. The Company's net income increased $4.3 million or 48.4% in 1997 as compared to 1996 due to increased operating income at its divisions which was partially offset by a loss from its Amercord affiliate.



     Alside. Alside's net sales increased $29.4 million or 9.3% in 1997 as compared to 1996 due to increased unit sales in virtually all product lines except metal siding. Unit sales of vinyl siding and vinyl windows increased 11.2% and 16.0%, respectively, in 1997 as compared to 1996. Alside's 1997 sales were also favorably impacted by increased unit sales volume of cabinets and vinyl fence of 33.7% and 40.4%, respectively, as compared to 1996. In addition, the average unit selling price of vinyl siding increased in 1997 due to Alside's increased sales of premium siding products. The increase in Alside's sales was partially offset by a decrease in metal siding sales as consumer preference continued to shift away from metal siding. Gross profit as a percentage of sales decreased to 30.4% in 1997 as compared to 31.3% in 1996 principally due to increases in raw materials costs, primarily vinyl resin. Selling, general and administrative expenses decreased as a percentage of net sales to 21.6% in 1997 from 23.0% in 1996. Selling, general and administrative expenses increased by 2.8% or $2.0 million to $74.3 million in 1997 due primarily to increased advertising expenditures and higher employee compensation. Income from operations increased 15.3% or $4.0 million in 1997 as compared to 1996 due to increased sales volume which was partially offset by increased raw material costs.



     AmerCable. AmerCable's net sales increased $11.9 million or 28.4% in 1997 as compared to 1996 due to increased sales volume across all product lines. Gross profit as a percentage of net sales increased to 17.6% in 1997 from 5.4% in 1996 due to a 35% improvement in manufacturing efficiency (defined by the Company as production volume per labor hour). The increases in sales and gross profit were due primarily to AmerCable's implementation of its new business strategy in May 1996 to focus on the production of core products which better utilize its manufacturing and distribution capabilities. Selling, general and administrative expenses increased to $4.4 million in 1997 from $3.2 million in 1996 due to higher incentive compensation. Income from operations increased to $5.1 million in 1997 as compared to a loss from operations of $967,000 in 1996. The increase was due to improved manufacturing efficiencies and increased sales volume.



     Amercord. The Company recorded a loss of $626,000 reflecting its share of the after-tax loss of Amercord for the year ended 1997 as compared to income of $1.7 million for the same period in 1996. The Company's equity in Amercord's after-tax income for the year ended 1996 was approximately $900,000 exclusive of the cumulative change in accounting principle, a royalty settlement and an equipment writedown. Amercord's net sales decreased 14.5% to $74.9 million in 1997 compared to 1996 due primarily to a decrease in sales volume and a decrease in the average unit sales price of its products. Gross profit decreased to $1.9 million in 1997 from $7.6 million in 1996 due primarily to lower sales prices and decreased manufacturing efficiencies. Selling, general and administrative expenses decreased 9.9% to $2.4 million in 1997 from $2.7 million in 1996.



     Other. Net interest expense decreased $1.1 million or 10.0% in 1997 as compared to 1996 primarily due to a decrease in the average borrowings under the Credit Agreement, as well as interest income of $280,000 related to a $1.4 million income tax refund.


  Year Ended December 31, 1996 compared to the Year Ended December 31, 1995.


     General. The Company's net sales increased $6.4 million or 1.8% in 1996, compared with 1995, due to higher Alside sales volume which was partially offset by lower AmerCable sales volume. The Company's income from operations increased $10.4 million or 81.7% in 1996 as compared to 1995 due primarily to higher sales volume and lower raw material costs at its Alside division. The Company's net income increased $7.6 million to $8.8 million for the year ended December 31, 1996 as compared to 1995 due primarily to higher income from operations at its Alside division as well as improvements at both AmerCable and Amercord.



     Alside. Alside's net sales increased $14.1 million or 4.7% in 1996 compared with 1995 due to increased sales volume of vinyl siding, vinyl windows, vinyl fencing and complementary building products distributed through its Supply Centers. Unit sales of vinyl siding and vinyl windows increased by 8.9% and 5.2%, respectively, in 1996 as compared to 1995. The increase in vinyl product sales was partially offset by a decrease in sales of metal siding as consumer preference continued to shift from metal to vinyl products. Gross profit as a percentage of net sales increased to 31.3% in the 1996 period from 28.5% in the 1995 period as a result of lower material costs, primarily vinyl resin. Selling, general and administrative expenses remained constant as a percentage of net sales at 23.0% for 1996 and 1995. Increased advertising costs, higher lease expenses associated with both new and expanded Supply Centers, and higher employee incentive compensation resulted in an increase in selling, general and administrative expenses to $72.3 million in 1996 from $69.1 million in 1995. The increase in selling, general and administrative expenses was partially offset by an overall decrease in salaries of $800,000 consisting of a $1.8 million decrease in Alside's headquarters salaries and a $1.0 million increase in Supply Center salaries for the period ended December 31, 1996. The decrease in Alside's headquarters salaries was primarily the result of Alside's reengineering program in which many of the business processes performed at Alside's Akron, Ohio headquarters either were eliminated or transferred to Supply Center personnel. The personnel reductions related to this program and the related expenditures were substantially completed in 1996. Alside's income from operations was $26.4 million for the period ended December 31, 1996 compared to $16.6 million for the same period in 1995. The increase in income from operations of $9.8 million or 59.3% was due primarily to higher sales volume and a decrease in vinyl resin costs.


     AmerCable. AmerCable's net sales decreased $7.6 million or 15.4% in 1996 as compared to 1995 due to a decrease in sales volume and lower copper prices which were only partially offset by higher sales prices. The decrease in sales volume and the higher sales prices were due primarily to the implementation of AmerCable's modified business strategy which focuses on producing core products which better utilize its manufacturing efficiencies and marketing and distribution capabilities. Despite the decrease in sales volume resulting from the modified strategy, profit margins have increased across all product lines due to the focus on fewer products. AmerCable generally prices its products based upon the copper price at the time of shipment; therefore, decreased copper prices during 1996 accounted for approximately 25% of the decrease in sales. The marine, shipboard and transportation product line had the most significant volume decrease as AmerCable decreased its focus on transportation products having lower profit margins. Increased sales of higher margin marine products partially offset the decrease in sales volume. AmerCable's gross profit increased as a percentage of sales to 5.4% in 1996 as compared to 0.6% in 1995 due to improved manufacturing efficiencies, better material utilization and higher selling prices. Selling, general and administrative expenses increased to $3.2 million in 1996 from $2.0 million in 1995 due to the severance charges described below and the costs associated with the opening of a distribution center in Houston, Texas. AmerCable's loss from operations in 1996 was $967,000 compared to a loss of $1.7 million in 1995 due to decreased sales volume being offset by higher sales prices, lower copper prices and improved manufacturing efficiencies. During the first half of 1996, AmerCable recorded charges of $500,000 to write down copper inventory to its net realizable value and $275,000 for severance charges related to a 15% workforce reduction as part of a business reorganization. These severance charges were paid in 1996. Net of these charges, AmerCable's loss from operations for the year ended 1996 was $192,000. AmerCable recorded income from operations of $931,000 for the second half of 1996.



     Amercord. The Company recorded $1.7 million in equity in the after-tax earnings of Amercord in 1996 compared to $537,000 during the same period in 1995. In 1996, Amercord recorded a $1.2 million gain to reflect the cumulative effect of an accounting change when it changed its accounting policy for maintenance parts. Amercord now capitalizes the cost of these parts upon purchase and expenses such parts when used in the production cycle. Amercord previously expensed the maintenance parts upon purchase. Amercord recorded a pre-tax gain of $3.1 million in connection with the settlement of disputed royalty payments for the years 1990-1995 and recorded a $2.7 million loss for a write down of certain production equipment pursuant to Statement of Financial Accounting Standards No. 121. The Company's equity in the earnings of Amercord, exclusive of the items described above, was approximately $900,000. Amercord's net sales increased 8.4% to $87.5 million in 1996 from $80.8 million in 1995 primarily due to a 9.9% and a 7.6% increase in tire bead and tire cord volume, respectively. Gross profit increased $1.7 million or 29.0% in 1996 compared with the same period in 1995 due to higher sales and lower unit production costs experienced in 1996. Selling, general and administrative expenses as a percentage of net sales remained constant at 3% for 1996 and 1995.



     Other. The Company's net interest expense decreased $592,000 or 5.2% in 1996 compared with the same period in 1995 primarily due to a decrease in the average borrowings under the Credit Agreement.



QUARTERLY FINANCIAL DATA


     General. Because most of Alside's building products are intended for exterior use, Alside's sales and operating profits tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year historically result in that quarter producing significantly less sales revenue than in any other period of the year. As a result, the Company has historically had losses in the first quarter and reduced profits in the fourth quarter of each calendar year due to the significant impact of Alside on the Company's performance.

     Quarterly sales and operating profit data for the Company in 1996 and 1997 are shown in the table below:



                                                               THREE MONTHS ENDED
                                               ---------------------------------------------------
                                               MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                                               --------    --------    ------------    -----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996
Net sales -- Alside........................    $55,113     $ 85,403      $ 93,170        $80,959
Net sales -- AmerCable.....................     10,313       10,530         9,989         10,994
                                               -------     --------      --------        -------
  Total net sales..........................     65,426       95,933       103,159         91,953
Gross profit...............................     14,555       28,680        31,963         25,694
Income (loss) from operations..............     (3,222)       9,010        11,466          5,898
Net income (loss)..........................     (3,473)       4,571         5,532          2,192
Basic earnings (loss) per common share.....      (0.46)        0.60          0.73           0.29
Diluted earnings (loss) per common
  share(1).................................      (0.45)        0.59          0.71           0.28
1997
Net sales -- Alside........................    $64,827     $ 94,165      $ 98,483        $86,525
Net sales -- AmerCable.....................     14,289       13,511        12,644         13,246
                                               -------     --------      --------        -------
  Total net sales..........................     79,116      107,676       111,127         99,771
Gross profit...............................     20,015       32,982        32,616         28,563
Income from operations.....................        713       12,155        11,099          9,067
Net income (loss)..........................     (1,130)       5,693         4,544          3,982
Basic earnings (loss) per common share.....      (0.15)        0.75          0.60           0.52
Diluted earnings (loss) per common
  share(1).................................      (0.15)        0.73          0.59           0.51


---------------


(1) In accordance with the Commission Staff Accounting Bulletin, Topic 4D, common shares issued during the 12-month period prior to the initial filing of the Company's registration statement relating to the Stock Offering at prices below the assumed public offering price have been included in the calculation as if such shares were outstanding for all periods presented.


LIQUIDITY AND CAPITAL RESOURCES


     Net cash provided by operating activities was $5.3 million, $15.1 million and $22.5 million in 1995, 1996 and 1997, respectively. The increased operating cash flows in 1997 were due primarily to a $4.3 million increase in net income due to improved operating performance at Alside and AmerCable, as well as lower working capital requirements in 1997 as compared to 1996. The increased operating cash flows in 1996 were primarily due to Alside's improved operating results.



     In April 1996, the Company amended and restated the Credit Agreement to increase the facility to permit borrowings of up to $50 million and to extend the term to May 31, 1999. Available borrowings under the Credit Agreement are limited to the lesser of the total facility less unused letters of credit or availability based on percentages of eligible accounts receivable and inventories. The Credit Agreement is secured by substantially all of the Company's assets other than the Company's owned real property and its shares of Amercord. At December 31, 1997, $7.5 million of this facility had been used to issue a $5.5 million letter of credit securing the Company's taxable variable rate notes (the "Taxable Notes") as well as $2.0 million securing various insurance letters of credit. At December 31, 1997 the Company had an available borrowing capacity under the Credit Agreement of approximately $40.4 million.



     Capital expenditures totaled $7.7 million, $8.1 million and $8.8 million in 1995, 1996 and 1997, respectively. Expenditures in 1997 were primarily used to increase vinyl extrusion capacity for siding, windows and fencing as well as to increase and automate window fabrication capacity. Expenditures in 1996 were primarily used to increase Alside's capacity to produce welded vinyl windows, enhance the Company's window tooling design capability, continue automating its window assembly process, and increase vinyl window extrusion capacity. Significant expenditures made during 1995 include expenditures to further automate the window assembly process and to purchase equipment to be used for the production of vinyl fencing and vinyl garage doors. The Company has historically funded such capital expenditure requirements out of cash generated from operating activities and borrowings under its bank credit facility.

     The Company believes that historical capital expenditures represent a base level of spending needed to maintain its vinyl siding and vinyl window production equipment as well as provide for modest increases in plant productivity and operating capacity. Presently anticipated capital expenditures for 1998 of $25 million include funds for the construction of a new vinyl siding manufacturing facility to increase vinyl siding extrusion capacity, as well as expenditures to increase window welding capacity and window assembly capacity. The net proceeds of the Stock Offering will be used to partially fund capital expenditures in 1998. In the event the Company would decide not to proceed with the Stock Offering, the Company presently intends to seek to fund substantially all of its current 1998 capital expenditure plan with cash from operations, available borrowings under the Credit Agreement and, if necessary, alternative sources of financing.


     The Company has completed its assessment of the effect of Year 2000 on its management information systems and is currently Year 2000 compliant with respect to substantially all of its systems. The Company does not expect any material future expenditures will be required in order to become fully Year 2000 compliant.


     The Company believes that future cash flows from operations and its borrowing capacity under the Credit Agreement, together with the net proceeds from the Offerings, will be sufficient to satisfy debt service requirements, maintain current operations and provide sufficient capital for presently anticipated capital expenditures. However, there can be no assurances that the cash so generated by the Company will be sufficient for such purposes.


     The Company currently has outstanding $75,000,000 of the Existing Notes. The Existing Notes are callable at the option of the Company beginning in August 1998 at 104.313% of the outstanding principal amount thereof, decreasing to 100% of the principal amount in August 2001. In connection with the Note Offering, the Company has commenced a tender offer to purchase all outstanding principal amount of the Existing Notes. See "The Note Offering."


EFFECTS OF INFLATION

     The Company believes that the effects of inflation on its operations have not been material during the past three years. Inflation could adversely affect the Company if inflation results in significantly higher interest rates or substantial weakness in economic conditions. Alside's principal raw material, vinyl resin, has been subject to rapid price increments. Although Alside has historically been able to pass on price increases to its customers, Alside did not generally pass on any additional costs or savings resulting from the fluctuation in resin prices in 1996 and 1997. No assurances can be given that Alside will be able to pass on any price increases in the future.

FINANCIAL ACCOUNTING STANDARDS


     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income and Statement of Financial Accounting Standards No. 131 Disclosures About Segments of an Enterprise and Related Information which are effective for financial statement periods beginning after December 15, 1997. The Company believes that these statements will have no effect on the Company's financial position, results of operations or cash flows.

                                    BUSINESS


     Associated Materials is a leading, vertically integrated manufacturer and nationwide distributor of exterior residential building products through its Alside division. Alside's core products are vinyl siding and vinyl windows. These products are marketed on a wholesale basis to more than 30,000 professional contractors engaged in home remodeling and new home construction principally through Alside's nationwide network of 66 Alside Supply Centers. In recent years Alside has expanded its product offerings to include vinyl fencing, vinyl decking and vinyl garage doors. In 1997, Alside accounted for approximately 87% of the Company's net sales. In addition to Alside, the Company's operations include its AmerCable division, a specialty electrical cable manufacturer. Amercord, a 50%-owned affiliate managed by the Company, manufactures and sells steel cord and bead wire to tire manufacturers.


INDUSTRY OVERVIEW


     Vinyl siding competes with other materials, such as wood, masonry and metals, for a share of the residential siding market. Vinyl siding has greater durability and requires less maintenance than wood siding, and generally is less expensive than wood, masonry or metal siding. According to the Sabre Study, based on unit sales, vinyl siding accounted for approximately 47% of the exterior siding market in 1996 versus approximately 17% in 1985. Since the early 1980's, vinyl siding has become the preferred siding product for professional home remodeling contractors and their customers, and commanded approximately 62% of the home remodeling marketplace for siding in 1996. More recently, vinyl siding has achieved increased acceptance in the new construction market, as builders and home buyers have recognized vinyl's low maintenance, durability and price advantages. The Company believes that vinyl siding will continue to gain market share in the new residential construction market while remaining the preferred product of the remodeling marketplace.



     Vinyl windows require less maintenance, are more durable than either wood or aluminum windows and provide greater energy efficiency than aluminum windows. According to the Sabre Study, based on unit sales, approximately 45% of all residential windows sold in 1996 were vinyl windows versus approximately 27% in 1991. Since the early 1980's, vinyl windows have become the preferred window product for professional home remodeling contractors and their customers, and commanded approximately 75% of the home remodeling marketplace for windows in 1996. More recently, vinyl windows have achieved increased acceptance in the new construction market as a result of builders and home buyers recognizing vinyl's favorable attributes, the enactment of local legal or building code requirements that mandate more energy efficient windows and the increased development and promotion of vinyl window products by national window manufacturers. The Company believes that vinyl windows will continue to gain market share in the new residential construction market while remaining the preferred product of the remodeling marketplace.



     According to the Sabre Study, total sales of vinyl siding and vinyl windows are each projected to increase approximately 7% annually between 1996 and 2000 and the new construction market for each of these vinyl products is expected to grow at a rate of approximately 10% per year from 1996 to 2000.


BUSINESS STRATEGY

     The Company believes that it is well positioned to capitalize on the growing demand for vinyl building products. The following business strategy should enable the Company to (i) maintain Alside's position as a leading manufacturer and distributor of exterior residential building products, (ii) continue to increase sales, and (iii) strengthen operating margins.


- Company-Owned Distribution. Alside is one of only two major vinyl siding manufacturers that markets its products primarily through a company-owned distribution network. The Company believes that distributing products through its nationwide network of 66 Alside Supply Centers provides Alside with certain competitive advantages, including (i) long-standing customer relationships, (ii) the ability to implement targeted marketing programs, and
  (iii) a permanent presence in local markets. In 1997, approximately 78% of Alside's net sales were made through its Supply Centers. In 1995, the Company initiated a number of programs at its Supply Centers designed to enhance the quality and training of its marketing and sales personnel and added additional sales personnel. The Company believes these actions have increased, and will continue to increase, Alside's market share and profitability.

- New Product Development. The Company intends to capitalize on Alside's vinyl manufacturing expertise by continuing to develop and introduce new innovative products that offer performance, cost and other advantages. For example, in late 1995, Alside introduced Charter Oak, a patented premium siding product, which accounted for approximately 22.9% of Alside's vinyl siding unit volume in 1997. In early 1997, Alside introduced Conquest, a siding product designed to increase Alside's penetration of the economy market segment. Conquest accounted for approximately 18.2% of Alside's vinyl siding unit volume in 1997. Additionally, Alside, has broadened its product range by introducing a number of other vinyl products such as vinyl fencing in 1993 and vinyl decking and a redesigned vinyl garage door in 1997.



- New Construction Market. According to the Sabre Study, the new construction market will continue to be the fastest growing segment in the vinyl siding and vinyl window industry. The Company intends to increase Alside's penetration of the new construction market through a number of initiatives including new product introductions such as Conquest, a recently formed sales group and targeted marketing programs. As consolidation among builders continues and as builders attempt to reduce the number of vendors used, the Company believes that as a low-cost manufacturer with a national, company-owned distribution system, Alside is well positioned to increase sales to nationwide homebuilders.


- Low-Cost and Vertically Integrated Operations. The Company believes that Alside is a low-cost manufacturer of vinyl siding and other vinyl products due to its manufacturing expertise, state-of-the-art technology and ability to employ economies of scale. In addition, Alside's ability to produce its own vinyl window extrusions and glass inserts, coupled with its high-speed welding and cleaning equipment, provide it with cost and quality advantages over other window manufacturers that are not as large or as vertically integrated as Alside.

- Manufacturing Capacity Expansion. Alside expects to significantly expand its vinyl siding production capacity by increasing capacity at its existing vinyl siding plant and by building a new vinyl siding manufacturing facility to meet its future sales expectations. The Company intends to initially invest approximately $12 million in the new facility, which is expected to become operational in 1999.

ALSIDE


     Products. Alside's principal product offerings are vinyl siding and vinyl windows, which together accounted for approximately 68% of Alside's 1997 net sales. Alside also manufactures a variety of other products including vinyl fencing, vinyl decking, vinyl garage doors and semi-custom cabinets.



     The vinyl siding market consists of four segments: builder, economy, standard and premium. Vinyl siding quality is determined by its rigidity, resistance to fading, thickness and ease of installation as well as other factors. Historically, Alside targeted its products primarily to the standard segment. More recently, the Company has broadened its product lines to increase its penetration of the premium and economy segments. For example, in late 1995, Alside introduced its patented Charter Oak siding which enabled Alside to significantly penetrate the premium segment of the vinyl siding market. In 1997, Alside introduced its Conquest siding product which has enabled Alside to achieve additional market penetration in the economy segment of the siding industry. While the Company currently does not manufacture a siding product specifically designed for the builder segment of the market, it does market its Conquest and Alpha products to the new construction market. In addition, the Company intends to produce a product specifically targeted for this market following the construction of its new vinyl siding manufacturing facility. In addition to the new products described above, Alside has increased the number of colors and profiles offered within its existing siding products and continues to increase and improve upon the breadth of its vinyl siding product line. Alside offers limited warranties ranging from 50-year warranties to lifetime warranties with its siding products.


     Alside divides its window products into the economy, standard and premium categories. Product quality within the vinyl window industry is determined by a number of competitive features including method of construction and materials used. Rather than manufacturing standard size windows, Alside custom manufactures virtually all of its windows to fit existing window openings. Custom fabrication provides Alside's customers with a product that is less expensive to install and more attractive after installation. All of Alside's window products are accompanied by a limited lifetime warranty.

     A summary of Alside's siding and window product offerings is presented in the table below according to the Company's product line classification and includes the new CenterLock product which the Company intends to introduce in the first quarter of 1998.

-------------------------------------------------------------------------------------
                      PRODUCT LINE   SIDING PRODUCTS      WINDOW PRODUCTS
-------------------------------------------------------------------------------------
                      Premium        Charter Oak       UltraMaxx
                                     Greenbriar        Omni
                                     Highland Cedar
                                     Williamsport
------------------------------------------------------------------------------------
                      Standard       Odyssey           Geneva
                                     CenterLock        Excalibur
------------------------------------------------------------------------------------
                      Economy        Conquest          Performance Series --
                                     Alpha             New Construction
                                                       Centurion
------------------------------------------------------------------------------------


     In addition to its siding and window product lines, Alside also manufactures semi-custom cabinets for the kitchen and bath under the brand name UltraCraft. Alside's sales of cabinets accounted for approximately 5% of its net sales in 1997. Unit sales of UltraCraft cabinets have increased 33.7% for 1997 as compared to 1996 due to the Company's efforts to expand and improve its dealer customer base. In 1993, Alside introduced vinyl fencing as a product line under the brand name UltraGuard, currently a leading brand of both agricultural and residential vinyl fencing. Although sales of UltraGuard fencing accounted for less than 5% of Alside's net sales in 1997, unit sales of UltraGuard have increased at an annual rate of over 35% since its introduction. Alside introduced a raised panel vinyl garage door in 1997 under the brand name Premium Garage Doors. Alside primarily markets its cabinets, fencing and garage doors through independent dealers and not through its Supply Centers.



     To complete its line of siding products, Alside also distributes metal siding and related building products manufactured by other companies. Metal siding products accounted for approximately 19% of Alside's 1993 sales. In 1997, approximately 6% of Alside's sales were derived from metal siding and related building products. The Company expects the sale of metal siding products to continue to decline as these products are displaced by vinyl products. Alside also selectively distributes a variety of complementary building products manufactured by others, including wood windows, roofing materials, insulation, cabinets and installation equipment.



     Marketing and Distribution. Traditionally, most vinyl siding has been sold to the home remodeling marketplace through independent distributors. The Company believes that Alside is one of only two major vinyl siding manufacturers that market their products primarily through company-owned distribution centers. Alside has a nationwide distribution network of 66 Alside Supply Centers which market Alside manufactured products and other complementary building products to more than 30,000 professional home improvement and new construction contractors. The Company believes that Alside Supply Centers provide "one-stop shopping" to meet the specialized needs of its contractor-customers by distributing more than 2,000 building and remodeling products, including a broad range of Company-manufactured vinyl siding and vinyl windows as well as products manufactured by others, including metal siding, wood windows, roofing materials, insulation, cabinets and installation equipment. In 1997, approximately 78% of Alside's sales were made through its Supply Centers. In addition to sales and promotional support, contractors look to their local Alside Supply Center to provide a broad range of specialty product offerings in order to maximize their ability to attract remodeling and homebuilding customers.



     Alside believes that distributing products through its Supply Centers provides the Company with certain competitive advantages such as (i) long-standing customer relationships, (ii) the ability to implement targeted marketing programs, and (iii) a permanent presence in local markets. Many of Alside's contractor-customers have established, long-standing relationships with their local Supply Center based upon individualized service and credit terms, quality products, timely delivery, breadth of product offerings, strong sales and promotional programs and competitive prices. Alside supports its contractor-customer base with marketing and promotional programs that include product sample cases, sales literature, product videos and other sales and promotional materials. Professional contractors use these materials to sell remodeling construction services to prospective customers. The customer generally relies on the professional contractor to specify the brand of siding or window to be purchased, subject to the customer's price, color and quality requirements. Alside's daily contact with its contractor-customers also enables it to closely monitor activity in each of the remodeling and new construction markets in which Alside competes. This direct presence in the marketplace permits Alside to obtain current local market information, providing Alside with the ability to act promptly to adapt its product offerings on a location-by-location basis.


     Many of Alside's contractor-customers install both vinyl siding and vinyl windows. Because Alside manufactures and distributes both vinyl windows and vinyl siding, its contractor-customers can acquire both products from a single source, which the Company believes provides Alside with a competitive advantage in marketing these products to its target customer base. Furthermore, Alside has the ability to achieve economies of scale in sales and marketing by developing integrated programs on either a national or local basis for its vinyl siding and vinyl window products.


     Each of Alside's 66 Supply Centers is evaluated as a separate profit center, and compensation of Supply Center personnel is based in part on the Supply Center's operating results. Decisions to open new Supply Centers, and to close or relocate existing Supply Centers, are based on Alside's continuing assessment of market conditions and individual location profitability. Alside added two Supply Centers to its distribution network in 1996. No additional Supply Centers were added in 1997. The Company presently expects to open up to four new Supply Centers in 1998.

     Through certain of its Supply Centers, Alside's Builder Service Division provides full-service product installation of its vinyl siding products, principally to new homebuilders who value the importance of installation services. Alside also provides installation services for vinyl replacement windows through certain of its Supply Centers.


     Alside also sells its manufactured products to large direct dealers and distributors, generally in those areas where no Alside Supply Center currently exists. Such sales accounted for approximately 22% of Alside's net sales in 1997. Despite their aggregate lower percentage of total sales, Alside's largest individual customers are its large direct dealers and independent distributors. Alside carefully monitors and evaluates its activity with these customers to ensure the profitability of this higher volume and lower margin business. No single customer accounted for 5% or more of Alside's 1997 sales. Alside increased its network of independent distributors in 1997 and intends to seek to further increase its network of independent distributors in 1998 in strategic areas to improve its penetration into certain markets.



     Manufacturing. Alside currently manufactures all of its vinyl siding at its Ennis, Texas plant, which the Company believes is a low-cost manufacturing facility. In 1998, the Company intends to expand its production capacity at this plant. In order to meet its current sales expectations for Alside's siding products, the Company intends to begin construction of a new vinyl manufacturing facility in 1998. The new facility, which is expected to become operational in 1999, would initially increase Alside's vinyl siding production capacity by approximately 25%. With a moderate investment in additional production equipment, the Company expects that Alside's total vinyl siding production capacity will be increased by approximately 50% from its 1998 capacity. Alside also operates a vinyl extrusion facility in West Salem, Ohio to produce vinyl window extrusions as well as vinyl fence and garage door panels. Alside operates three window fabrication plants which each use vinyl extrusions manufactured by Alside for the majority of their production requirements, produce their own glass inserts and utilize high speed welding and cleaning equipment for their welded window products. By producing its own vinyl extrusions and glass inserts, Alside believes it achieves significant cost savings and higher product quality compared to purchasing these materials from third-party suppliers.



     Alside's vinyl extrusion plants generally operate on a three-shift basis to optimize equipment productivity and utilize additional equipment to increase capacity to meet higher seasonal needs. Alside's window plants generally operate on a single shift basis utilizing both a second shift and increased numbers of leased production personnel to meet higher seasonal needs.

     Raw Materials. The principal raw materials used by Alside are vinyl resins, resin stabilizers and pigments, packaging materials, window hardware and glass, all of which are available from a number of suppliers. The price of vinyl resin has been, and may continue to be, volatile. Alside has contracts with two suppliers to purchase substantially all of its vinyl resin requirements and believes that its requirements could also be met by other suppliers. Prior to 1997, Alside generally had been able to pass through price increases in raw materials to its customers. During 1996, the average price of vinyl resin was lower than 1995 levels. In 1997, the price of vinyl resin increased during the first six months and then declined. Alside did not generally pass on any additional costs or savings resulting from the fluctuations in resin prices in 1996 and 1997.


     Competition. Except for Owens Corning, no company within the residential siding industry competes with Alside on both the manufacturing and distribution levels. There are, however, numerous small and large manufacturers of metal and vinyl siding products, including Aluminum Company of America, CertainTeed Corporation, Jannock Limited, Nortek, Inc. and Royal Group Technologies Limited, some of whom are larger in size and have greater financial resources than the Company. Alside competes with Owens Corning and numerous large and small distributors of building products in its capacity as a distributor of such products. The market for vinyl replacement windows is highly fragmented, and Alside believes that no single manufacturer accounts for a significant percentage of national sales. Alside believes that the market trend towards sales of welded vinyl windows, which Alside began manufacturing in 1992 and which require expensive, more sophisticated production equipment, will result in further consolidation of the window fabrication industry. Alside and its competitors generally compete on price, product performance, and sales and service support to professional contractors. Competition varies by region. Alside also faces competition from alternative materials: wood and aluminum in the window markets, and wood, masonry and metal in the siding market. However, the Company believes Alside's products are competitive, and in most sectors are gaining share at the expense of alternative materials due to vinyl's superior qualities, including its lower material cost, durability and low maintenance requirements.

AMERCABLE


     AmerCable manufactures and markets a variety of jacketed electrical cable utilized in underground and surface mining, shipboard, marine, offshore drilling, transportation and a variety of other specialized industrial applications. AmerCable principally manufactures specialty cable designed to meet industry technical standards and end-users' specifications. AmerCable markets its cable principally to independent distributors who resell to the end user, except for those products that are distributed through its Offshore/Marine Cable Specialist division. AmerCable's electrical cable plant operates on a five-day, 24-hour basis. AmerCable accounted for approximately 13% of the Company's net sales in 1997.



     AmerCable modified its business strategy in the second quarter of 1996 to focus on a core group of cable products which enabled AmerCable to take advantage of manufacturing efficiencies as well as marketing and distribution capabilities. Concurrently with this shift in its business strategy, AmerCable reduced its workforce by approximately 15% to eliminate certain non-value added processes and to focus its efforts on its core products. As a result of this strategy, AmerCable has experienced lower costs, improved manufacturing efficiencies and on-time delivery rates, and substantially improved productivity in 1997. For 1997, as compared to 1996, AmerCable's sales increased 28.4% due to increased sales volume and prices.



     AmerCable manufactures and sells three types of cable products: mining cables; marine, shipboard and transportation cables; and industrial cables which accounted for 44%, 36% and 20% of its 1997 sales, respectively. AmerCable's marine, shipboard and transportation cable products meet required industry specifications for low smoke and low/non halogen characteristics. AmerCable completes its line of cable products with industrial and utility cable products, including diesel locomotive cable, portable power cable, jumper cable and flexible robotic power distribution cable.


     The principal raw material used by AmerCable is copper strand, which is available from a number of suppliers. Historically, copper strand has been subject to rapid price movements. AmerCable generally prices its cable products based upon market prices for copper at time of shipment. As a result, sudden decreases in copper prices can result in inventory being in excess of its net realizable value. During 1996, AmerCable recorded a charge of $500,000 to write copper inventory down to its net realizable value due to a sudden decrease in copper prices. In certain instances, AmerCable may guarantee a fixed copper price for its products where there is a significant time lag between the purchase order and shipment. In these cases, AmerCable generally attempts to hedge its position on copper.

     AmerCable competes with numerous large and small manufacturers, including BICC Cables Corporation, Rockbestos Suprenant Cable Corp., BIW Cable System, Inc., General Cable Corporation, and Essex Group Inc. Many of its competitors have substantially greater resources than the Company. AmerCable generally does not compete in the more commodity-oriented wire and cable markets, such as residential building wire and computer network cable.

AMERCORD

     Amercord, the Company's 50%-owned affiliate, principally manufactures and markets steel cord and bead wire to the tire manufacturing industry. Tire cord is comprised of fine strands of steel wire used to reinforce the tread area in radial tires. Tire bead wire is used in the manufacturing of all tires to hold the tire to the rim. Amercord is jointly owned by the Company and Ivaco, Inc. ("Ivaco"), a Canadian steel and wire producer. Pursuant to an agreement with Ivaco, the Company provides management services relating to the day-to-day operations of Amercord for an annual fee of $200,000, principally for financial management services. Since its inception as a separate enterprise in 1986, Amercord has satisfied its working capital and capital expenditure requirements from internally generated funds and existing credit facilities. Due to such requirements, no dividends have been paid to the Company or Ivaco and no further cash contributions have been made to Amercord by the Company or Ivaco. The Company believes Amercord's internally generated cash flow and credit facilities will provide sufficient capital to fund its currently planned capital expenditures.


     Amercord believes it is one of eight domestic tire cord manufacturers and one of six domestic tire bead manufacturers. Tire cord competitors include larger companies such as Bekaert Corporation (U.S.A.) ("Bekaert") and American Tokyo Rope, Inc., each of which have greater capital resources than Amercord. Three of the world's largest tire manufacturers, The Goodyear Tire & Rubber Company ("Goodyear"), Bridgestone/Firestone, Inc. and Michelin North America ("Michelin"), also produce a significant portion of their steel tire cord requirements. Tire bead competitors include Bekaert and National-Standard Company. Amercord is one of only two tire reinforcement suppliers that manufacture both tire cord and tire bead. Amercord believes that this capability improves its competitive position.



     Amercord has a small customer base. During 1997, three customers, Michelin, Cooper Tire and Rubber Company ("Cooper") and Dunlop Tire Corporation, each purchased in excess of 10%, and collectively purchased an aggregate of 81%, of Amercord's tire cord output. During 1997, three customers, Michelin, Cooper and Bridgestone/Firestone, Inc., each purchased in excess of 10%, and collectively purchased an aggregate of 68%, of Amercord's tire bead wire output. As a result of the relatively small number of customers, the loss of one or more major customers could have a material adverse effect on Amercord's business. Additionally, further consolidation in the tire industry could require Amercord to become more closely aligned with fewer tire manufacturers.


MANAGEMENT INFORMATION SYSTEMS


     The Company uses a variety of hardware and software technologies in its operations. Alside utilizes mainframe computer systems to operate its accounting and certain manufacturing systems. Each Alside Supply Center has its own IBM AS400 computer which processes inventory, receivables and other financial data, which data is transmitted to Alside's headquarters on a daily basis. AmerCable installed a new financial and manufacturing information system in 1996 which runs on a PC platform. The Company has completed its assessment of the effect of Year 2000 on its management information systems and is currently Year 2000 compliant with respect to substantially all of its systems. The Company does not expect any material future expenditures will be required in order to become Year 2000 compliant.

PROPERTIES

     The Company's manufacturing operations include both owned and leased facilities as described below:

          LOCATION                                 PRINCIPAL USE                         SQUARE FEET
          --------                                 -------------                         -----------
ALSIDE
  Akron, Ohio                 Alside Headquarters                                           70,000
                              Vinyl Fencing, Vinyl Garage Doors and Vinyl Windows          577,000
  Ennis, Texas                Vinyl Siding Products                                        256,000
  West Salem, Ohio            Vinyl Window Extrusions, Fencing and Garage Door Panels      173,000
  Liberty, North Carolina     Cabinets                                                     154,000
  Kinston, North Carolina     Vinyl Windows                                                236,000(1)
  Cedar Rapids, Iowa          Vinyl Windows                                                128,000(1)
AMERCABLE
  El Dorado, Arkansas         AmerCable Headquarters and Electrical Cable                  317,000

---------------

(1) Leased facilities.

     Management believes that the Company's manufacturing plants are generally in good operating condition and are adequate to meet anticipated requirements in the near future. The Company is currently planning to significantly increase its vinyl production capacity by constructing a new vinyl manufacturing facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "-- Manufacturing."


     Alside also operates 66 Alside Supply Centers in major metropolitan areas throughout the United States. Except for one owned location in Akron, Ohio, the Company leases its Supply Centers for terms generally ranging from five to seven years with renewal options. The Supply Centers range in size from 6,000 square feet to 55,000 square feet depending on their sales volume and the breadth and type of products offered at each location.


     The leases for Alside's window plants extend through 2000 for the Cedar Rapids location, and 2003 for the Kinston location. Each lease is renewable at the Company's option for an additional five-year period. The Company's corporate headquarters occupy approximately 3,500 square feet of leased office space in Dallas, Texas. Under the Credit Agreement, the bank lender holds a security interest in the Company's contract rights, including real property leases.

EMPLOYEES


     Alside's employment needs vary seasonally with sales and production levels. As of December 31, 1997, Alside had approximately 1,500 full-time employees, including approximately 560 hourly workers. The West Salem, Ohio plant is Alside's only unionized manufacturing facility, employing approximately 100 covered workers as of December 31, 1997. Additionally, approximately 35 hourly workers in certain Supply Center locations are covered by collective bargaining agreements. The Company considers Alside's labor relations to be good.



     Alside operates vinyl window manufacturing plants in Cedar Rapids, Iowa; Kinston, North Carolina; and Akron, Ohio with leased employees. The Company believes that the employee leasing program provides it with scheduling flexibility for seasonal production loads and with competitive advantages in obtaining principally unskilled labor personnel. The aggregate number of leased employees in the window plants ranges from approximately 400 to 600 people, based on seasonal production requirements.



     As of December 31, 1997, AmerCable employed 170 people, including 95 hourly workers, none of whom are covered by collective bargaining agreements. AmerCable maintains good relations with its employees.

TRADEMARKS AND PATENTS


     Alside has registered and nonregistered trade names and trademarks covering the principal brand names and product lines under which its products are marketed. Although Alside considers each of these items to be valuable, the Company does not currently believe such property, other than the "Alside(R)" trademark, to be material. Alside has obtained patents on certain claims associated with its siding products, which the Company believes distinguish Alside's new products from those of its competitors.


GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The Company is subject to numerous federal and state statutes and regulations relating to, among other things, air and water quality, the discharge of materials into the environment and safety and health issues. The Company does not expect compliance with such provisions to have a material impact on the Company's earnings or competitive position in the foreseeable future. Additionally, no significant capital expenditures are presently anticipated related to compliance with such provisions.


     The Company entered into a consent order dated August 25, 1992 with the United States Environmental Protection Agency pertaining to corrective action requirements associated with the use of hazardous waste storage facilities at its Akron, Ohio location. With the exception of a small container storage area, the use of such facilities was terminated prior to the acquisition of the Alside assets by the Company from USX Corporation ("USX") in 1984. The effects of the past practices at this facility are continuing to be investigated pursuant to the terms of the consent order. The Company believes that USX bears financial responsibility for substantially all of the direct costs of corrective action at such facilities under the relevant contract terms and under statutory and common law. To date, USX has reimbursed the Company for substantially all of the direct costs of corrective action at such facilities, and the Company expects that USX will continue to reimburse the Company for substantially all of the direct costs of corrective action at such facilities. As a result, the Company believes that any material claims resulting from this proceeding will not have a material adverse effect on the Company.


LEGAL PROCEEDINGS

     The Company is involved from time to time in litigation arising in the ordinary course of its business, none of which, after giving effect to the Company's existing insurance coverage, is expected to have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The Directors, executive officers and certain key employees of the Company are as follows:


             NAME                AGE                            POSITION
             ----                ---                            --------
William W. Winspear (1)........  64    Chairman of the Board, President and Chief Executive
                                       Officer of the Company
Donald L. Kaufman (1)..........  66    President and Chief Executive Officer of Alside and Vice
                                       President and Director of the Company
Richard I. Galland (2)(3)......  81    Director
James F. Leary (3)(4)..........  67    Director
Alan B. Lerner (1).............  67    Director
A. A. Meitz (3)(4).............  60    Director
Gary D. Trabka (2)(5)..........  43    Director
Robert F. Hogan, Jr............  41    President and Chief Executive Officer of AmerCable and Vice
                                         President of the Company
Robert L. Winspear.............  32    Vice President, Treasurer and Secretary of the Company
James R. Bussman (6)...........  50    Executive Vice President -- Corporate Services of Alside
                                       and Vice President of the Company
Michael R. St. Clair (6).......  51    Executive Vice President -- Finance of Alside and Vice
                                       President of the Company
Wayne D. Fredrick (6)..........  51    Group Vice President -- Window Products of Alside
Benjamin L. McGarry (6)........  50    Group Vice President -- Vinyl Manufacturing of Alside


---------------

(1) Serves in the class of directors whose terms expire at the Annual Meeting of Stockholders in 2000.


(2) Serves in the class of directors whose terms expire at the Annual Meeting of Stockholders in 2001.


(3) Member of the Compensation Committee and the Audit Committee.

(4) Serves in the class of directors whose terms expire at the Annual Meeting of Stockholders in 1999.


(5) Pursuant to an agreement among The Prudential Company of America ("Prudential"), the Winspear Partnership and the Company (the "Stockholders' Agreement"), Prudential may, under certain circumstances, nominate up to three persons to the Board of Directors of the Company and the Winspear Partnership has agreed to vote its shares of Common Stock in favor of such nominees. Pursuant to the Stockholders' Agreement, Prudential designated Mr. Trabka to serve as a Director of the Company. Mr. Trabka has informed the Company that he intends to resign as a Director following the completion of the Stock Offering. Further, Prudential has informed the Company that it does not presently intend to exercise its right under the Stockholders' Agreement to nominate persons to serve as directors following the completion of the Stock Offering. See "Certain Relationships and Related
    Transactions -- Stockholders' Agreement."


(6) Messrs. Bussman, St. Clair, Fredrick and McGarry are considered key employees of the Company because of their responsibilities as divisional officers in the respective capacities indicated. The Company does not, however, consider such employees to be executive officers of the Company.

     The following is a brief description of the business experience of the Directors, executive officers and certain key employees of the Company for at least the past five years.

     Mr. William W. Winspear has been Chairman of the Board, President and Chief Executive Officer of the Company since its inception in 1983. Mr. Winspear was President and Chief Executive Officer of Chaparral Steel Company from 1975 to 1982. Mr. William W. Winspear is Chairman of the Board of Amercord. Mr. Winspear is the father of Robert L. Winspear.

     Mr. Kaufman has been President of Alside since 1974 and has been Chief Executive Officer of Alside since 1982. Mr. Kaufman joined Alside in 1955 and became a Director and a Vice President of the Company in 1984.

     Mr. Galland became a Director of the Company in 1984. Mr. Galland was formerly Chairman of the Board and Chief Executive Officer of American Petrofina Incorporated, an energy exploration and production company and formerly Of Counsel to the law firm of Jones, Day, Reavis & Pogue. Mr. Galland is also a director of D. R. Horton, Inc., a homebuilding company, and Texas Industries, Inc., a steel and construction materials production company.


     Mr. Leary became a Director of the Company in 1984. Since September 1995, Mr. Leary has been Vice Chairman -- Finance and a director of Search Financial Services Inc., a consumer finance company, as well as serving as President of Sunwestern Management Inc., an investment management company, since 1982. Mr. Leary is also a director of Capstone Growth Fund and Capstone Fixed Income Fund, and Phase-Out of America, Inc., a company that manufactures smoking cessation devices.



     Mr. Lerner became a Director of the Company in May 1997. Mr. Lerner retired as Senior Executive Vice President from Associates Corporation of North America, a consumer and commercial finance company in 1993, where he had been employed since 1981.



     Mr. Meitz became a Director of the Company in 1993. Mr. Meitz retired as Senior Vice President of the consulting firm of Booz, Allen & Hamilton, Inc. in 1994 where he was employed since 1965. Mr. Meitz is a director of Greyhound Lines, Inc., and Banctec, Inc., a computer systems development and support services company.


     Mr. Trabka became a Director of the Company in February 1994. Mr. Trabka has been a Managing Director of the Prudential Capital Group since February 1989. Prior to 1989 Mr. Trabka was Vice President of Corporate Finance with Prudential. Mr. Trabka serves as a director of Food Barn Stores, Inc., a retail grocery chain at the request of Prudential. Mr. Trabka is also a director of the Prudential Home Mortgage Company, Inc. Mr. Trabka has been designated by Prudential to serve as a director of the Company pursuant to the Stockholders' Agreement. See "Certain Relationships and Transactions -- Stockholders' Agreement."

     Mr. Hogan has been President and Chief Executive Officer of AmerCable since November 1993 and Vice President of the Company since 1984. Prior to becoming President of AmerCable, Mr. Hogan was Treasurer and Secretary of the Company from 1984 to 1993.

     Mr. Robert L. Winspear joined the Company in June 1993 and was named Vice President, Treasurer and Secretary in October 1993. Prior to joining the Company, Mr. Winspear was a Senior in the Financial Consulting and Audit division of Arthur Andersen LLP, where he had been employed since 1988. Mr. Winspear is also a director of Amercord. Mr. Winspear is the son of William W. Winspear.

     Mr. Bussman has been Executive Vice President -- Corporate Services of Alside since 1983. Mr. Bussman has held various other positions with Alside since 1972, and was named a Vice President of the Company in 1984.

     Mr. St. Clair was named Executive Vice President -- Finance of Alside in December 1994. Mr. St. Clair had been Senior Vice President -- Finance of Alside since joining the Company from The Warner & Swasey Company, Inc., a machine tool manufacturing company in 1985. Mr. St. Clair was named a Vice President of the Company in 1986.

     Mr. Fredrick was named Group Vice President -- Window Products of Alside in January 1997. From 1990 to 1996, Mr. Fredrick was Senior Vice
President -- Window Products of Alside. Mr. Fredrick joined Alside in 1973.

     Mr. McGarry was named Group Vice President -- Vinyl Manufacturing of Alside in January 1997. From 1984 to 1996, Mr. McGarry was Senior Vice
President -- Manufacturing of Alside. Mr. McGarry joined Alside in 1980.

     Officers of the Company serve at the discretion of the Board of Directors.

EXECUTIVE COMPENSATION


     The following table sets forth the annual compensation paid by the Company for services rendered in 1997, 1996 and 1995 by the Chief Executive Officer and each of the other executive officers of the Company. For the purposes of this report, Messrs. W.W. Winspear, Kaufman, Hogan and R.L. Winspear are referred to as the "named executive officers."



                           SUMMARY COMPENSATION TABLE



                                                                                        LONG-TERM
                                                                                      COMPENSATION
                                                      ANNUAL COMPENSATION(1)             AWARDS
                                                  ------------------------------    -----------------
                                                  FISCAL                            SHARES UNDERLYING     ALL OTHER
          NAME AND PRINCIPAL POSITION              YEAR      SALARY      BONUS       OPTIONS/SARS(2)     COMPENSATION
          ---------------------------             ------    --------    --------    -----------------    ------------
William W. Winspear.............................   1997     $436,667    $342,930              --           $ 31,600(3)
  Chairman of the Board, President                 1996     $400,000    $214,362              --           $ 30,250
  and Chief Executive Officer                      1995     $398,333    $ 28,005              --           $ 30,250
Donald L. Kaufman...............................   1997     $378,333    $209,529         100,000           $ 26,000(4)
  President and Chief Executive                    1996     $345,000    $181,666              --           $102,742
  Officer of Alside                                1995     $343,335    $102,595              --           $127,199
Robert F. Hogan, Jr.............................   1997     $172,917    $206,654              --           $  5,600(5)
  President and Chief Executive                    1996     $150,000    $     --              --           $  5,250
  Officer of AmerCable                             1995     $150,000    $     --              --           $  5,250
Robert L. Winspear..............................   1997     $100,816    $ 34,293              --           $  3,529(6)
  Vice President, Treasurer                        1996     $ 82,292    $ 21,436              --           $  2,880
  and Secretary                                    1995     $ 79,583    $  2,801              --           $  2,785


---------------


(1) Perquisites and other personal benefits received by the named executive officers are not included in the Summary Compensation Table because the aggregate amount of such compensation, if any, did not meet disclosure thresholds established under current regulations of the Commission.



(2) In February 1997, Mr. Kaufman was granted options to purchase 100,000 shares of Common Stock at $12.00 per share, the fair market value of the Common Stock on the date of grant. The options vested 50% on the date of grant and the balance vests on the second anniversary of the date of the grant.



(3) Includes directors fees of $26,000 and amounts accrued or allocated under AmerCable's retirement plan of $5,600.



(4) Includes directors fees of $26,000.



(5) Includes amounts accrued or allocated under AmerCable's retirement plan of $5,600.



(6) Includes amounts accrued or allocated under AmerCable's retirement plan of $3,529.

                           OPTION/SAR GRANTS IN 1997



     The following table provides information regarding the grant of stock options to the named executive officers in 1997. In addition, hypothetical gains of 5% and 10%, along with a third column representing a 0% gain (listed in the table under "Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term"), are shown for these stock options. These hypothetical gains are based on assumed rate of annual compound stock price appreciation of 0%, 5% and 10% from the date the stock options were granted over the full option term of ten years.



                                                       INDIVIDUAL GRANTS
                                  -----------------------------------------------------------
                                  NUMBER OF    PERCENTAGE OF                                     POTENTIAL REALIZABLE VALUE AT
                                  SECURITIES   TOTAL OPTIONS/                                    ASSUMED ANNUAL RATES OF STOCK
                                  UNDERLYING        SARS                                         PRICE APPRECIATION FOR OPTION
                                   OPTIONS/      GRANTED TO     EXERCISE                                    TERM(3)
                                     SARS        EMPLOYEES      PRICE PER      EXPIRATION       -------------------------------
              NAME                 GRANTED        IN 1997       SHARE(2)          DATE           0%        5%           10%
              ----                ----------   --------------   ---------   -----------------   -----   ---------   -----------
William W. Winspear.............          0          --%         $   --            --            $ --    $     --    $       --
Donald L. Kaufman...............    100,000(1)      100           12.00     February 25, 2007      --     754,673     1,912,491
Robert F. Hogan.................          0          --              --            --              --          --            --
Robert L. Winspear..............          0          --              --            --              --          --            --


---------------


(1) The exercise price was equal to the fair market value of the Common Stock on the date of grant. The Company has not granted stock appreciation rights.



(2) The option for such shares became 50% vested on the date of grant and the balance vests on the second anniversary of the grant.



(3) The potential realizable value portion of the foregoing table illustrate value that might be realized upon exercise of the option immediately prior to the expiration of its term, assuming the specified compounded rates of appreciation on the Common Stock over the term of the option. The use of the assumed 5% and 10% annual rates to stock price appreciation are established by the Commission and is not intended by the Company to forecast possible future appreciation of the price of its Common Stock.



                    AGGREGATED OPTION/SAR EXERCISES IN 1997


                    AND DECEMBER 31, 1997 OPTION/SAR VALUES



     The following table provides information, for each of the named executive officers, regarding the exercise of options during 1997 and unexercised options held as of December 31, 1997.



                                                                             NUMBER OF SHARES
                                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                              OPTIONS/SARS AT          IN-THE-MONEY OPTIONS/SARS
                                                                           DECEMBER 31, 1997(1)         AT DECEMBER 31, 1997(2)
                                           SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
                  NAME                       ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                  ----                     ---------------   --------   -----------   -------------   -----------   -------------
William W. Winspear......................        --            $ --           --             --        $     --       $     --
Donald L. Kaufman........................        --              --       50,000         50,000         250,000        250,000
Robert F. Hogan..........................        --              --           --             --              --             --
Robert L. Winspear.......................        --              --       20,000             --         281,500             --


---------------


(1) The Company has not granted stock appreciation rights.



(2) Value was determined based upon $17.00 per share (the mid-point of the price range per share for Common Stock in the Stock Offering) multiplied by the number of shares of Common Stock of the Company underlying such options.

COMPENSATION AND INCENTIVE PROGRAMS


     Profit Sharing Plan. The Company maintains a profit sharing plan (the "Profit Sharing Plan") providing for annual bonus awards to certain key employees, including each of the executive officers of the Company. Such bonus amounts are based on the Company and, in the cases of Alside and AmerCable personnel, the divisions meeting certain performance goals established by the Company's Board of Directors. The Profit Sharing Plan is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"), none of the members of which is eligible for a bonus award pursuant to this Plan. Bonus payments under the Profit Sharing Plan are not guaranteed. Cash bonuses accrued under the Profit Sharing Plan in 1997, 1996 and 1995 to each of the named executive officers are set forth in the Summary Compensation Table.


     Alside Retirement Plan. The Company maintains a defined benefit pension plan, the Alside Retirement Plan (the "Alside Plan"). The Alside Plan covers all Alside employees who have completed one year of service, except for various designated groups of hourly and union employees. Mr. Kaufman is the only executive officer of the Company entitled to receive benefits pursuant to the Alside Plan. Mr. Kaufman, who is age 66, would be eligible to receive a monthly pension amount of approximately $14,000 if he were to retire in 1998. The Company believes that Mr. Kaufman intends to remain in his current position as President and Chief Executive Officer of Alside and has no current intention to retire.

     Executive Agreement. Pursuant to an agreement with the Company, Mr. Kaufman is entitled to receive severance pay in an amount equal to his total earnings for the twelve-month period prior to the termination of his employment for any reason.

STOCK INCENTIVE PLAN


     General. The Company's 1994 Stock Incentive Plan, as amended (the "Stock Incentive Plan"), provides that the number of shares of Common Stock that may be issued or transferred, plus the amount of shares of Common Stock covered by outstanding awards granted under the Stock Incentive Plan, shall not in the aggregate exceed 800,000. Presently, options for 307,300 shares of Common Stock have been granted under the Stock Incentive Plan. The Company currently does not intend to issue a significant number of options under the Stock Incentive Plan in the near future.



     Eligibility. Directors, officers and other key employees of and consultants to the Company may be selected by the Board of Directors to receive benefits under the Stock Incentive Plan.



     Option Rights. The Board of Directors may grant rights ("Option Rights") that entitle the optionee to purchase shares of Common Stock at a price equal to or greater than market value on the date of grant. The option price is payable at the time of exercise (i) in cash or cash equivalent, (ii) by the transfer to the Company of shares of Common Stock that are already owned by the optionee and have a value at the time of exercise equal to the option price, (iii) with any other legal consideration the Board of Directors may deem appropriate, or (iv) by any combination of the foregoing methods of payment. Any grant may provide for deferred payment of the option price from the proceeds of sale through a broker on the date of exercise of some or all of the shares of Common Stock to which the exercise relates. The Board of Directors has the authority to specify at any time that Restricted Shares (as defined), or other shares of Common Stock which are subject to risk of forfeiture or restrictions on transfer will be accepted for part or all of the option price. In such event, the Board of Directors may provide that the shares of Common Stock received upon exercise of the stock option will be subject to the same risks of forfeiture or restrictions on transfer which applied to the shares used as payment for the option price.



     Option Rights granted under the Stock Incentive Plan may be Option Rights that are intended to qualify as "incentive stock options" within the meaning of
Section 422 of the Code, Option Rights that are not intended to so qualify or any combination of the foregoing. At or after the date of grant of any nonqualified Option Rights, the Board of Directors may provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis or may provide that dividend equivalents be credited against the option price.

     No Option Right may be exercised more than 10 years from the date of grant. Each grant must specify the conditions, including as and to the extent determined by the Board of Directors, the period of continuous employment or continuous engagement of consulting services by the Company or any subsidiary, that are necessary before the Option Rights will become exercisable, and may provide for the earlier exercise of the Option Rights, including, without limitation, in the event of a change in control of the Company or other similar transaction or event. Successive grants may be made to the same optionee regardless of whether Option Rights previously granted to him or her remain unexercised.



     Restricted Shares. An award of "Restricted Shares" involves the immediate transfer by the Company to a participant of ownership of a specific number of shares of Common Stock in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in the shares. The transfer may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant, as the Board of Directors may determine.



     Restricted Shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Board of Directors. An example would be a provision that the Restricted Shares would be forfeited if the participant ceased to serve the Company as an officer or other key employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Board of Directors for the period during which the forfeiture provisions are to continue. The Board of Directors may provide for a shorter period during which the forfeiture provisions are to apply, including, without limitation, in the event of a change in control of the Company or other similar transaction or event.



     Deferred Shares. An award of "Deferred Shares" constitutes an agreement by the Company to deliver shares of Common Stock to the participant in the future in consideration of the performance of services, subject to the fulfillment of such conditions during the Deferral Period (as defined in the Stock Incentive
Plan) as the Board of Directors may specify. During the Deferral Period, the participant has no right to transfer any rights under the award and no right to vote the shares covered by the award. On or after the date of any grant of Deferred Shares, the Board of Directors may authorize the payment of dividend equivalents thereon on a current, deferred or contingent basis in either cash or additional shares of Common Stock. Grants of Deferred Shares may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant. Deferred Shares must be subject to a Deferral Period, as determined by the Board of Directors on the date of grant, except that the Board of Directors may provide for a shorter Deferral Period, including, without limitation, in the event of change in control of the Company or other similar transaction or event.



     Transferability. Except as permitted by the Board of Directors, no Option Right, or other "derivative security" within the meaning of Rule 16b-3 under the Exchange Act is transferable by a participant except by will or the laws of descent and distribution. Except as permitted by the Board of Directors, Option Rights may not be exercised during a participant's lifetime except by the participant or, in the event of his or her incapacity, by his or her guardian or legal representative acting in a fiduciary capacity on behalf of the participant under state law and court supervision.



     Adjustments. The maximum number of shares of Common Stock that may be issued or transferred under the Stock Incentive Plan, the number of shares covered by outstanding awards and the option prices per share applicable thereto, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar transactions or events. In the event of any such transaction or event, the Board of Directors may in its discretion provide in substitution for any or all outstanding awards under the Stock Incentive Plan such alternative consideration as it may in good faith determine to be equitable in the circumstances and may require the surrender of all awards so replaced.



     Administration. The Stock Incentive Plan is administered by the Board of Directors though the Board of Directors may delegate all or any portion of its authority to a committee. In connection with its administration of the Stock Incentive Plan, the Board of Directors is authorized to interpret the Stock Incentive Plan and related agreements and other documents. The Board of Directors may make grants to participants under any or a combination of all of the various categories of awards that are authorized under the Stock Incentive Plan and may provide for special terms for awards to participants who are foreign nationals, as the Board of Directors may consider necessary or appropriate to accommodate differences in local law, tax policy or custom.



     Amendments. The Stock Incentive Plan may be amended from time to time by the Board of Directors, but without further approval by the stockholders of the Company no such amendment (unless expressly allowed pursuant to the adjustment provisions described above) may increase the aggregate number of shares that may be issued or transferred plus the amount of shares covered by outstanding awards.


     Federal Income Tax Consequences. The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Stock Incentive Plan based on federal income tax laws in effect on the date of this Prospectus. This summary is not intended to be exhaustive and does not describe state or local tax consequences.


     Nonqualified Option Rights. In general: (i) no income will be recognized by an optionee at the time a nonqualified Option Right is granted; (ii) at the time of exercise of a nonqualified Option Right, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares if they are nonrestricted on the date of exercise; and (iii) at the time of sale of shares acquired pursuant to the exercise of a nonqualified Option Right, any appreciation (or depreciation) in the value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held. Such long-term capital gain will be eligible for a reduced rate if the shares are held for more than 18 months.



     Incentive Stock Options. No income generally will be recognized by an optionee upon the grant or exercise of an incentive stock option. If shares of Common Stock are issued to an optionee pursuant to the exercise of an incentive stock option and no disqualifying disposition of the shares is made by the optionee within two years after the date of grant or within one year after the transfer of the shares to the optionee, then upon the sale of the shares any amount realized in excess of the option price will be taxed to the optionee as long-term capital gain and any loss sustained will be long-term capital loss. Such long-term capital gain will be eligible for a reduced rate if the shares are held for more than 18 months.



     If shares of Common Stock acquired upon the timely exercise of an incentive stock option are disposed of prior to the expiration of either the one or two year holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares in a sale or exchange) over the option price paid for the shares. Any further gain (or loss) realized by the optionee generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.


     Restricted Shares. A recipient of Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares reduced by any amount paid by the recipient at such time as the shares are no longer subject to a risk of forfeiture or restrictions on transfer for purposes of Section 83 of the Code. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of the share (determined without regard to the risk of forfeiture or restrictions on transfer) over any purchase price paid for the shares. If a Section 83(b) election has not been made, any non-restricted dividends received with respect to Restricted Shares that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient.

     Deferred Shares. No income generally will be recognized upon the grant of Deferred Shares. The recipient of a grant of Deferred Shares generally will be subject to tax at ordinary income rates on the fair market value of nonrestricted shares of Common Stock on the date that the Deferred Shares are transferred to the recipient, reduced by any amount paid by the recipient, and the capital gains or loss holding periods for the Deferred Shares will also commence on that date.

     Special Rules Applicable to Officers and Directors. In limited circumstances where the sale of stock that is received as the result of a grant of an award could subject an officer or Director to suit under

Section 16(b) of the Exchange Act, the tax consequences to the officer or Director may differ from the tax consequences described above. In these circumstances, unless a special election has been made, the principal difference usually will be to postpone valuation and taxation of the stock received so long as the sale of stock received could be subject the officer or Director to suit under Section 16(b) of the Exchange Act, but no longer than six months.


     Tax Consequences to the Company. To the extent that a participant recognizes ordinary income in the circumstance described above, the Company for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not subject to the annual compensation limitation set forth in Section 162(m) of the Code and is not "excess parachute payment" within the meaning of Section 280G of the Code.


DIRECTOR COMPENSATION

     Directors, including Directors who are employees of the Company, receive an annual retainer of $16,000 plus $2,500 for each Directors' meeting attended. Directors are also reimbursed for reasonable travel expenses incurred in connection with attendance at Directors' meetings.

     Mr. Lerner was granted options to purchase 40,000 shares of Common Stock at $16.00 per share in May 1997 upon first being elected to the Board of Directors and the Company. The options became 50% vested on the date of grant and the balance vests on the second anniversary of the date of grant.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS' AGREEMENT


     Prudential, the Winspear Partnership and the Company are parties to a Stockholders' Agreement. Pursuant to the Stockholders' Agreement, Prudential and the Winspear Partnership have agreed that (i) if the Winspear Partnership, or any subsequent holder of its shares of Common Stock, intends to sell any of such shares (other than in a public offering), to permit Prudential to participate in such sale on a pro rata basis and (ii) if the Winspear Partnership, or any subsequent holder of its shares of Common Stock, elects to sell shares of Common Stock, to require Prudential and subsequent holders of its shares to participate in such sale on a pro rata basis (but only if the total number of shares of Common Stock to be sold pursuant to this clause exceeds 50% of the outstanding shares of Common Stock and Class B Common Stock on a fully diluted basis). The Stockholders' Agreement also requires, so long as Prudential and certain Prudential affiliates beneficially own at least 15% of the outstanding Common Stock (on a fully diluted basis), all shares of Common Stock subject to the Stockholders' Agreement to be voted to elect two or three persons designated by Prudential to the Company's Board of Directors (depending on the number of directors making up the Board), or if Prudential and certain Prudential affiliates beneficially own at least 5% (but less than 15%) of the Common Stock, to elect to the Board one person designated by Prudential. Unless terminated earlier, the Stockholders' Agreement expires on August 19, 2003.



     Pursuant to the Stockholders' Agreement, Prudential designated Mr. Trabka to serve as a Director of the Company. Prudential currently has the right to nominate two additional directors. Mr. Trabka has informed the Company that he intends to resign as a Director following the completion of the Stock Offering. Further, Prudential has informed the Company that it does not presently intend to exercise its right under the Stockholders' Agreement to nominate persons to serve as directors following the completion of the Stock Offering.


REGISTRATION RIGHTS AGREEMENT

     For a description of the Registration Rights Agreement among the Company, Prudential, the Winspear Partnership and certain other stockholders of the Company, see "Shares Eligible for Future Sale -- Registration Rights."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth as of the date of this Prospectus, the beneficial ownership of Common Stock by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each Director of the Company, (iii) each executive officer, (iv) each Selling Stockholder and (v) all Directors and executive officers as a group, and as adjusted to reflect the Stock Offering. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock.


                                       SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                     OWNED BEFORE THE STOCK                    OWNED AFTER THE STOCK
                                            OFFERING                                 OFFERING
                                     -----------------------      SHARES      -----------------------
     NAME OF BENEFICIAL OWNER         NUMBER      PERCENT(1)    TO BE SOLD     NUMBER      PERCENT(1)
     ------------------------        ---------    ----------    ----------    ---------    ----------
William W. Winspear................  3,851,200       50.7%              0     3,851,200       46.4%
  2200 Ross Avenue, Suite 4100 East
  Dallas, TX 75201(2)(3)
The Prudential Insurance Company of
  America..........................  2,700,000       35.6%      1,000,000     1,700,000       20.5%
  Four Gateway Center
  100 Mulberry Street
  Newark, NJ 07102 (4)(5)(6)
Richard I. Galland.................     40,000          *               0        40,000          *
Robert F. Hogan, Jr................     80,000        1.1%              0        80,000          *
Donald L. Kaufman(7)...............    367,000        4.8%              0       367,000        4.4%
James F. Leary(8)..................     10,000          *               0        10,000          *
Alan B. Lerner(8)..................     20,000          *               0        20,000          *
A.A. Meitz(8)......................     40,000          *               0        40,000          *
Gary D. Trabka(9)..................          0         --               0             0         --
Robert L. Winspear(3)(4)(6)(8).....     80,800        1.1%              0        80,800          *
Deborah J. Allan(3)(4).............     60,800          *          60,800             0         --
C. Glen Beattie(4).................     80,000        1.1%         80,000             0         --
Barbara W. Meyer(3)(4).............     60,800          *          60,800             0         --
Donald W. Winspear(3)(4)...........     60,800          *          60,800             0         --
Malcolm G. Winspear(3)(4)..........     60,800          *          60,800             0         --
Frank T. Lauinger(4)...............     25,600          *          12,800        12,800          *
Principal Financial Securities,
  Inc.(4)..........................     92,800        1.2%         92,800             0         --
All Directors and executive
  officers as a group (9
  persons).........................  4,489,000       59.1%              0     4,489,000       54.1%


---------------

 *  Less than 1%.

(1) The percentages shown assume the conversion of all outstanding shares of Class B Common Stock into shares of Common Stock. See Note 5 below.

(2) All such shares are held of record by the Winspear Partnership of which Mr. William W. Winspear is the Managing General Partner.

(3) William W. Winspear is the father of Robert L. Winspear, Deborah J. Allan, Barbara W. Meyer, Donald W. Winspear and Malcolm G. Winspear.

(4) Each of these stockholders is selling shares of Common Stock in the Stock Offering or will sell shares of Common Stock if the over-allotment option granted to the Underwriters in the Stock Offering is exercised. Such stockholders are referred to collectively herein as the "Selling Stockholders."

(5) Prudential owns of record 2,700,000 shares of Class B Common Stock which may be converted at any time at the election of the holder into Common Stock on a one to one basis. The holder of shares of Class B Common Stock has rights and privileges identical to the rights and privileges of the Common Stock, except that the holder of shares of Class B Common Stock may vote (with the holders of Common Stock) only on (i) any amendment to the Company's Certificate of Incorporation, (ii) any sale or other disposition of all or substantially all of the Company's assets, (iii) any merger or consolidation of the Company, and (iv) any liquidation, dissolution or winding up of the Company. See "Description of Capital Stock -- Class B Common Stock."


(footnotes continued on following page)

(6) The Company, Prudential and Robert L. Winspear have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to a maximum of 108,520, 150,000 and 60,800 shares of Common Stock, respectively, solely to cover over-allotments. The number of shares of Common Stock shown in the table above to be beneficially owned by such stockholders after the Stock Offering assumes that the over-allotment option is not exercised.


(7) Includes options exercisable within 60 days of the date of this Prospectus for 50,000 shares and includes 132,000 shares of Common Stock held by trusts for the benefit of certain members of Mr. Kaufman's family, as to which Mr. Kaufman disclaims beneficial ownership. Excludes 6,000 held by a charitable foundation of which Mr. Kaufman is trustee, as to which Mr. Kaufman disclaims beneficial ownership.

(8) Includes options exercisable within 60 days of the date of this Prospectus by Messrs. Leary, Lerner, Meitz and R.L. Winspear for 10,000, 20,000, 40,000 and 20,000 shares, respectively.

(9) Mr. Trabka is a Managing Director of the Prudential Capital Group. See Note
    5.

                          DESCRIPTION OF CAPITAL STOCK

     The following statements with respect to the Company's capital stock and certain other matters are subject to the detailed provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and the Company's Restated Bylaws (the "Bylaws"). See "Additional Information."


AUTHORIZED SHARES



     Under the Certificate, the Company has the authority to issue 17,800,000 shares consisting of (i) 15,000,000 shares of Common Stock, par value $.0025 per share ("Common Stock"), (ii) 2,700,000 shares of Class B Common Stock, par value $.0025 per share ("Class B Common Stock"), and (iii) 100,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock").


COMMON STOCK


     As of the date this Prospectus and prior to the sale of the shares pursuant to the Stock Offering, there were 4,893,504 shares of Common Stock issued and outstanding, which were held by 27 stockholders of record. As of the date of this Prospectus, the Company has outstanding the following securities convertible into, and options exercisable for, shares of Common Stock: (i) 2,700,000 shares of Class B Common Stock, each of which is convertible into one share of Common Stock (see "-- Class B Common Stock" below), and (ii) options to acquire an aggregate of 307,300 shares of Common Stock. In connection with the Stock Offering, Prudential has agreed to convert 1,000,000 shares of Class B Common Stock into shares of Common Stock (and to convert up to an additional 150,000 shares of Class B Common Stock if the Underwriters' over-allotment option is exercised in full), and to sell all such shares of Common Stock in the Stock Offering. After giving effect to the Stock Offering, if all such conversion rights or options were exercised, the Company would be obligated to issue an additional 2,007,300 shares of Common Stock.


     Holders of shares of Common Stock are entitled to one vote per share in the election of directors and all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of Common Stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of the Company. The outstanding shares of Common Stock are fully paid and non-assessable.


     Subject to the rights of holders of any outstanding shares of the Company's Preferred Stock, all shares of Common Stock, together with all shares of Class B Common Stock, are entitled to (i) to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors, and (ii) upon dissolution of the Company, to receive pro rata any assets of the Company after the satisfaction of corporate liabilities.


     Payment of cash dividends is restricted by covenants in the Credit Agreement and the Existing Indenture and will be restricted by the New Indenture.

CLASS B COMMON STOCK


     All 2,700,000 authorized shares of Class B Common Stock are issued and outstanding and are owned by Prudential. Prudential acquired such shares of Class B Common Stock (or warrants exercisable for such shares) in 1984 in connection with the Company's financing of the acquisition of its present businesses. Each share of Class B Common Stock may be converted at any time at the election of the holder into one share of Common Stock. The Certificate provides that any shares of Class B Common Stock that are converted into shares of Common Stock or otherwise acquired by the Company shall be permanently retired and shall not be reissued.


     Holders of shares of Class B Common Stock have rights and privileges identical to holders of shares of Common Stock, except that shares of Class B Common Stock may be voted (with the Common Stock as a single class) only on (i) any amendment to the Certificate, (ii) any sale or other disposition of all or substantially all of the Company's assets on which the holders of shares of Common Stock have the right to vote, (iii) any merger or consolidation of the Company on which the holders of shares of Common Stock have the right to vote, and (iv) any liquidation, dissolution or winding up of the Company on which the holders of shares of Common Stock have the right to vote.

PREFERRED STOCK

     Under the Certificate, the Company has authority to issue 100,000 shares of Preferred Stock. As of the date of this Prospectus, no shares of Preferred Stock are outstanding and the Company has no present intention to issue any shares of Preferred Stock.


     Preferred Stock may be issued, from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each such series of Preferred Stock. If the Company issues a series of Preferred Stock in the future that has voting rights or preference over the Common Stock with respect to the payment of dividends, upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock offered hereby may be adversely affected. The issuance of shares of Preferred Stock could be utilized, under certain circumstances, in an attempt to prevent an acquisition of the Company.


STATE LAW AND CERTAIN CERTIFICATE AND BYLAW PROVISIONS

     The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"). Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within the previous three years, did own) 15% or more of the corporation's voting stock. This statute contains provisions enabling a corporation to avoid the statute's restrictions if the stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's certificate of incorporation or bylaws. The Company's Certificate and Bylaws do not contain such a provision, and the Company does not presently intend to submit such a provision to its stockholders. Under Section 203, the term "interested stockholder" does not include any person who owned shares in excess of the 15% limitation prior to December 23, 1987 or any person who acquired shares in excess of the 15% limitation from a pre-December 23, 1987 owner by gift or in a transaction in which no consideration was exchanged. Under such provisions, the Company believes neither the Winspear Partnership nor Prudential should be considered "interested stockholders" subject to the provisions of Section 203.

     The Certificate contains provisions which provide for a classified board of directors consisting of three classes with directors serving staggered three-year terms. Therefore, only one third of the directors are subject to election by the stockholders each year. Under the DGCL, if a board of directors is classified, a director may not be removed except for cause unless the corporation's articles of incorporation provide otherwise. The Certificate provides that until such time as Prudential and its affiliates are the record holders of less than 5% of the outstanding Common Stock (on a fully diluted basis), any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the outstanding shares of the Company entitled to vote in an election of Directors. The Certificate also provides that until such time as Prudential and its affiliates own less than 5% of the outstanding Common Stock (on a fully diluted basis) the holders of 25% or more of the outstanding Common Stock shall have the right to call a special meeting of stockholders solely for the purpose of removing any Director, filling any vacancy created thereby and amending the Bylaws. The Certificate provides that, except with respect to the removal and replacement of directors while Prudential and its affiliates own 5% or more of the outstanding Common Stock, the stockholders may not take action by written consent, as the DGCL would otherwise permit, but can act only at a meeting of the stockholders. A special meeting of the stockholders can be called by the Chairman of the Board or Chief Executive Officer or at the request of a majority of the Board of Directors and by the stockholders under the circumstances described above.

     The Certificate provides that, to the full extent permitted by the DGCL or any other applicable laws as presently or hereafter in effect, no Director of the Company in his capacity shall be personally liable to the Company in his capacity as a director of the Company. The DGCL does not permit limitation of liability of any director (i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. The Company has entered into certain agreements ("Indemnification Agreements") with each of its Directors and executive officers designed to give effect to the foregoing provisions of the Certificate and to provide certain additional assurances against the possibility of uninsured liability. The effect of these provisions and the Indemnification Agreements will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligence or gross negligence) except in the situations described in clauses (i)-(iv) of the second sentence of this paragraph. These provisions and the Indemnification Agreements will not alter the liability of Directors of the Company under federal securities laws.

     The provisions of the DGCL, the Certificate and the Bylaws discussed above would make more difficult or discourage a proxy contest or the acquisition of control by a holder of a substantial block of the Company's stock or the removal of the incumbent Board of Directors. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, since these provisions are designed to discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to have such stock repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of the Common Stock which are caused by such accumulations. Accordingly, stockholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Stock Offering, the Company will have 8,293,504 common shares outstanding (including both Common Stock and Class B Common Stock). Of these shares, the 2,128,800 shares of Common Stock sold in this Stock Offering will be freely tradeable without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.



     The remaining 6,164,704 common shares (including Class B Common Stock) which were originally issued and sold by the Company in private transactions in reliance upon exemptions from the Securities Act, are deemed "restricted shares" under Rule 144. Holders of 5,639,200 common shares (including Class B Common Stock) have certain registration rights described below. All of such restricted shares will be eligible for sale in the public market in accordance with Rule 144 after this Stock Offering. However, 6,127,200 of the restricted shares are subject to the lock-up agreements described below and not eligible for sale until the expiration thereof.



     There are also outstanding options for 307,300 shares of Common Stock, of which 233,550 are presently exercisable. Under certain circumstances, the shares issued upon exercise of such options may become eligible for immediate sale in the public market pursuant to Rule 701 under the Securities Act. See "-- Rule 701 Restrictions," below, and "Management -- Stock Incentive Plan."

LOCK-UP AGREEMENTS


     The Directors and executive officers of the Company and certain other stockholders of the Company (the Winspear Partnership and Prudential), who will beneficially own in the aggregate 6,112,800 common shares after the Stock Offering, have agreed that they will not offer, sell or otherwise dispose of any of their shares for a period of 180 days from the date of this Prospectus related to this Stock Offering without the prior written consent of Smith Barney Inc., subject to certain limited exceptions. The Company has agreed not to offer, sell or grant any option to purchase or otherwise dispose of any shares of Common Stock for a period of 180 days from the effective date of the Registration Statement related to this Stock Offering without the prior written consent of Smith Barney Inc., except that the Company may issue shares of Common Stock upon conversion of shares of Class B Common Stock or pursuant to existing option agreements and may grant options to purchase shares of Common Stock pursuant to the Stock Incentive Plan. Smith Barney Inc. has advised the Company that it is not a party to any agreement or understanding, nor does Smith Barney Inc. have any present intention, to release such shares prior to the expiration of the 180-day period. Further, two stockholders who hold an aggregate of 14,400 shares of Common Stock and who are not selling shares in the Stock Offering are subject to the terms of a Registration Rights Agreement with the Company whereby these stockholders will not be permitted to sell their shares of Common Stock for a period of 90 days from the date of this Prospectus.


RULE 144 RESTRICTIONS


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be affiliates, whose restricted shares have been held for at least one year from the later of the date of issuance by the Company or acquisition from an affiliate, may sell such securities in brokers' transactions or directly to market makers, provided the number of shares sold by such person in any three-month period does not exceed the greater of 1% of the then-outstanding shares of the Common Stock (65,935 shares based on the number of shares of Common Stock to be outstanding after the Stock Offering) or the average weekly trading volume in the public market during the four calendar weeks preceding the filing of the seller's Form 144. The one-year holding period begins running when the shares have been fully paid for. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information concerning the Company. After two years have elapsed from the later of the issuance of restricted shares by the Company or their acquisition from an affiliate, such shares may be sold without limitation by persons who have not been affiliates of the Company for at least three months.


RULE 701 RESTRICTIONS

     Securities issued in reliance on Rule 701 are also restricted shares and may be sold by persons other than affiliates of the Company subject to the manner of sale provisions of Rule 144 and by affiliates, subject to the lock-up agreements, under Rule 144 without compliance with its one-year minimum holding period requirements.

STOCK INCENTIVE PLAN


     The Stock Incentive Plan authorizes the grant of Restricted Shares, Deferred Shares, or incentive stock options and nonqualified stock options exercisable for, up to an aggregate of 800,000 shares of Common Stock. All incentive stock options granted under the plan will be exercisable at a price per share equal to the fair market value of the underlying stock on the date of grant. Nonqualified stock options will be exercisable at the price per share determined by the Compensation Committee of the Board of Directors. The Company does not intend to grant options under the Stock Incentive Plan in connection with the Stock Offering. Additionally, the Company currently does not intend to issue a significant number of options in the near future. See
"Management -- Stock Incentive Plan."


     Following this Stock Offering, the Company intends to register under the Securities Act the shares of Common Stock issuable under the Stock Incentive Plan. The Company has agreed with the Underwriters that it will not register shares issuable pursuant to the Stock Incentive Plan for a period of 90 days after the date of this Prospectus.

REGISTRATION RIGHTS


     Under the terms of an agreement among the Company, Prudential and certain other stockholders (the "Registration Rights Agreement"), beginning one year after the completion of the Stock Offering, upon the request of either Prudential or the Winspear Partnership and its private transferees the Company shall, subject to certain exceptions, be required to effect two registrations of the Common Stock, provided that certain minimum and maximum numbers of shares are included in the request. The Registration Rights Agreement also grants secondary offering rights ("piggy-back" rights) to Prudential, the Winspear Partnership and certain other stockholders in connection with such requested registrations and any other Company registration of Common Stock or Common Stock equivalents. The registration rights may not be transferred, with certain exceptions, to persons who, after such transfer, would hold less than 100,000 shares of Common Stock or Class B Common Stock. Following the Stock Offering, an aggregate of 5,639,200 common shares (including shares of the Company's Class B Common Stock) will be eligible for registration under the Registration Rights Agreement.


     The Registration Rights Agreement further provides that the Company will bear all expenses associated with the Company's obligation to effect such registrations, other than underwriting discounts, commissions and transfer taxes, if any. The Company's obligation to pay such expenses includes the out-of-pocket expenses (including legal and accounting expenses) for the first registration of Common Stock by Prudential or its private transferees, up to $100,000, and for the first registration of Common Stock by the Winspear Partnership or its private transferees, up to $100,000, including the registration effected in connection with the Stock Offering.

POTENTIAL EFFECT OF FUTURE SALES

     There has been no public market for the Common Stock prior to this Stock Offering. No predictions can be made of the effect, if any, of future public sales of restricted shares of Common Stock or the availability of restricted shares of Common Stock for sale in the public market. Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting
Agreement dated             , 1998, each of the Underwriters named below has
severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriters, the number of shares of Common Stock ("Shares") set forth opposite the name of such Underwriter.


                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Smith Barney Inc............................................
Dain Rauscher Incorporated..................................

          Total.............................................  2,128,800
                                                              =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Shares offered hereby (other than those covered by the over-allotment option described below) if any such Shares are taken.


     The Underwriters, for whom Smith Barney Inc. and Dain Rauscher Incorporated are acting as the Representatives ("Representatives"), initially propose to offer part of the Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the Shares to certain dealers at a price which represents a concession not in excess of $0. per Share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0. per Share to certain other dealers. After the initial offering of the Shares to the public, the public offering price and such concessions may be changed by the Representatives. The Representatives have advised the Company that the Underwriters do not intend to confirm any Shares to any accounts over which they exercise discretionary authority.



     The Company, Prudential and Robert L. Winspear have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to a maximum of 108,520, 150,000 and 60,800 additional shares of Common Stock, respectively, at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the Shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of Shares set forth opposite each Underwriter's name in the preceding table bears to the total number of Shares listed in such table.



     The Company, its officers and directors and certain stockholders designated by the Representatives have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company subject to certain limited exceptions. The Company has further agreed with the Underwriters that the Company will not register shares issuable pursuant to the Stock Incentive Plan for a period of 90 days from the date of this Prospectus. In addition, under the terms of the Registration Rights Agreement, two stockholders owning an aggregate of 14,400 shares of Common Stock will be prohibited from selling such shares for a period of 90 days following the completion of the Stock Offering. See "Shares Available for Future
Sale -- Lock-Up Agreements."

     Prior to this Stock Offering, there has not been any public market for the Common Stock of the Company. Consequently, the initial public offering price for the shares of Common Stock included in this Stock Offering has been determined by negotiations between the Company, the Selling Stockholders and the Representatives. The factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which the Company and the Representatives believe are comparable to the Company.


     In connection with the Stock Offering and in compliance with applicable law, the Underwriters may over-allot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Stock Offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.


     Under the Rules of Fair Practice of the National Association of Securities Dealers, Inc. ("NASD"), if more than 10% of the net proceeds of a public offering of equity securities, not including underwriting compensation, are intended to be paid to members of the NASD or affiliated or associated persons that are participating in the distribution of the offering, the price at which the equity securities are to be distributed to the public must be no higher than that recommended by a "qualified independent underwriter," as defined in Rule 2720 of the Conduct Rules of the NASD. Prudential is selling 1,000,000 shares of Common Stock (1,150,000 shares if the Underwriters' over-allotment option is exercised in full) in the Stock Offering and as a result is expected to receive in the aggregate more than 10% of the net proceeds of the Stock Offering. Accordingly, Smith Barney Inc. has agreed to act as the qualified independent underwriter in pricing the Stock Offering and conducting due diligence. The price of the shares, when sold to the public at the public offering price set forth on the cover of this Prospectus, will not be higher than that recommended by Smith Barney Inc.


     Salomon Brothers Inc is acting as the underwriter in connection with the Note Offering. Smith Barney Inc. and Salomon Brothers Inc are affiliated but separately registered broker/dealers under the common control of Salomon Smith Barney Holdings Inc.

     The Company and the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby is being passed upon by Jones, Day, Reavis & Pogue, Dallas, Texas, counsel to the Company. Certain legal matters in connection with the Stock Offering will be passed upon for the Underwriters by Latham & Watkins, San Diego, California.

                                    EXPERTS


     The financial statements of the Company at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits filed as part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document summarize the principal provisions thereof; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Commission. Such reports and other information may be inspected and copied at prescribed rates at the Public Reference Room of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the public reference facilities maintained by the Commission at 7 World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Balance Sheets at December 31, 1997 and 1996................  F-3
Statements of Operations for each of the three years in the
  period ended December 31, 1997............................  F-4
Statements of Stockholders' Equity for each of the three
  years in the period ended December 31, 1997...............  F-5
Statements of Cash Flows for each of the three years in the
  period ended December 31, 1997............................  F-6
Notes to Financial Statements...............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Associated Materials Incorporated
Dallas, Texas


     We have audited the accompanying balance sheets of Associated Materials Incorporated as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Materials Incorporated at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                            ERNST & YOUNG LLP

Dallas, Texas

January 29, 1998

                       ASSOCIATED MATERIALS INCORPORATED



                                 BALANCE SHEETS


                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                     ASSETS
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Current assets:
  Cash......................................................  $  2,384   $  1,935
  Accounts receivable, net of allowance for doubtful
     accounts of $3,749 and $4,423 at December 31, 1996 and
     1997, respectively.....................................    47,208     49,197
  Inventories...............................................    58,357     56,621
  Income taxes receivable...................................       587        266
  Other current assets......................................     3,025      3,291
                                                              --------   --------
Total current assets........................................   111,561    111,310
Property, plant and equipment, net..........................    51,649     53,855
Investment in Amercord Inc..................................    11,320     10,694
Other assets................................................     3,179      2,645
                                                              --------   --------
Total assets................................................  $177,709   $178,504
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Bank overdrafts...........................................  $  4,853   $  4,769
  Accounts payable..........................................    17,114     17,174
  Accrued liabilities.......................................    22,965     25,862
  Revolving line of credit..................................    13,058        564
  Current portion of long-term debt.........................     1,750      1,750
                                                              --------   --------
Total current liabilities...................................    59,740     50,119
Deferred income taxes.......................................     1,884      1,951
Other liabilities...........................................     3,489      3,100
Long-term debt..............................................    80,350     78,600
Commitments and Contingencies
Stockholders' equity:
  Preferred stock, $.01 par value:
     Authorized shares -- 100,000 shares at December 31,
      1996 and 1997
     Issued shares -- 0 at December 31, 1996 and 1997.......        --         --
  Common stock, $.0025 par value:
     Authorized shares -- 15,000,000 at December 31, 1996
      and 1997
     Issued shares -- 4,893,504 at December 31, 1996 and
      4,934,900 at December 31, 1997........................        12         12
  Common stock Class B, $.0025 par value:
     Authorized and issued shares -- 2,700,000 at December
      31, 1996 and 1997.....................................         7          7
  Less: Treasury stock, at cost -- 0 shares at December 31,
     1996 and 41,396 at December 31, 1997...................        --       (542)
  Capital in excess of par..................................       185        505
  Retained earnings.........................................    32,042     44,752
                                                              --------   --------
Total stockholders' equity..................................    32,246     44,734
                                                              --------   --------
Total liabilities and stockholders' equity..................  $177,709   $178,504
                                                              ========   ========



                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED



                            STATEMENTS OF OPERATIONS


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1995        1996        1997
                                                             --------    --------    --------
Net sales..................................................  $350,029    $356,471    $397,690
Cost of sales..............................................   264,080     255,579     283,514
                                                             --------    --------    --------
                                                               85,949     100,892     114,176
Selling, general and administrative........................    73,207      77,740      81,142
                                                             --------    --------    --------
Income from operations.....................................    12,742      23,152      33,034
Interest expense...........................................    11,474      10,882       9,795
                                                             --------    --------    --------
                                                                1,268      12,270      23,239
Equity in earnings (loss) of Amercord Inc. ................       537       1,724        (626)
                                                             --------    --------    --------
Income before income tax expense...........................     1,805      13,994      22,613
Income tax expense.........................................       545       5,172       9,524
                                                             --------    --------    --------
Net income.................................................  $  1,260    $  8,822    $ 13,089
                                                             ========    ========    ========
Basic earnings per common share............................  $   0.17    $   1.16    $   1.72
                                                             ========    ========    ========
Diluted earnings per common share..........................  $   0.16    $   1.14    $   1.69
                                                             ========    ========    ========



                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED



                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                 (IN THOUSANDS)



                                                       CLASS B
                                  COMMON STOCK      COMMON STOCK     TREASURY STOCK    CAPITAL IN                  TOTAL
                                 ---------------   ---------------   ---------------     EXCESS     RETAINED   STOCKHOLDERS'
                                 SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT     OF PAR     EARNINGS      EQUITY
                                 ------   ------   ------   ------   ------   ------   ----------   --------   -------------
Balance at December 31, 1994...  4,832     $12     2,700     $ 7       --     $  --       $ 67      $21,960       $22,046
  Net income...................     --      --        --      --       --        --         --        1,260         1,260
                                 -----     ---     -----     ---       --     -----       ----      -------       -------
Balance at December 31, 1995...  4,832      12     2,700       7       --        --         67       23,220        23,306
  Net income...................     --      --        --      --       --        --         --        8,822         8,822
  Exercise of Common Stock
    options and related tax
    benefits...................     62      --        --      --       --        --        118           --           118
                                 -----     ---     -----     ---       --     -----       ----      -------       -------
Balance at December 31, 1996...  4,894      12     2,700       7       --        --        185       32,042        32,246
  Net income...................     --      --        --      --       --        --         --       13,089        13,089
  Cash dividends...............     --      --        --      --       --        --         --         (379)         (379)
  Exercise of Common Stock
    options and related tax
    benefits...................     41      --        --      --       --        --        320           --           320
  Purchase of treasury
    shares.....................     --      --        --      --       41      (542)        --           --          (542)
                                 -----     ---     -----     ---       --     -----       ----      -------       -------
Balance at December 31, 1997...  4,935     $12     2,700     $ 7       41     $(542)      $505      $44,752       $44,734
                                 =====     ===     =====     ===       ==     =====       ====      =======       =======



                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED



                            STATEMENTS OF CASH FLOWS


                                 (IN THOUSANDS)



                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1995       1996        1997
                                                              -------    -------    --------
OPERATING ACTIVITIES
Net income..................................................  $ 1,260    $ 8,822    $ 13,089
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................    5,340      5,873       6,521
  Deferred income taxes.....................................   (1,167)     2,002          67
  Provision for losses on accounts receivable...............    2,853      3,087       3,500
  (Equity) loss in earnings of Amercord Inc.................     (537)    (1,724)        626
  Loss (gain) on sale of assets.............................     (446)        10        (348)
  Changes in operating assets and liabilities:
     Accounts receivable....................................   (4,674)    (1,540)     (5,489)
     Inventories............................................    3,014     (2,435)      1,736
     Other current assets...................................     (292)    (1,058)       (266)
     Bank overdrafts........................................      986     (1,194)        (84)
     Accounts payable.......................................   (2,165)     2,625          60
     Accrued liabilities....................................    1,392        623       2,897
     Income taxes receivable/payable........................       46       (160)        480
     Other assets...........................................      (45)      (203)         96
     Other liabilities......................................     (237)       327        (389)
                                                              -------    -------    --------
Net cash provided by operating activities...................    5,328     15,055      22,496
INVESTING ACTIVITIES
Additions to property, plant and equipment..................   (7,683)    (8,110)     (8,758)
Proceeds from sale of assets................................      480         23         817
                                                              -------    -------    --------
Net cash used in investing activities.......................   (7,203)    (8,087)     (7,941)
FINANCING ACTIVITIES
Net increase (decrease) in revolving line of credit.........    4,202     (5,113)    (12,494)
Principal payments of long-term debt........................   (1,750)    (1,750)     (1,750)
Dividends paid..............................................       --         --        (379)
Treasury stock acquired.....................................       --         --        (542)
Options exercised...........................................       --         --         161
                                                              -------    -------    --------
Net cash provided by (used in) financing activities.........    2,452     (6,863)    (15,004)
                                                              -------    -------    --------
Net increase (decrease) in cash.............................      577        105        (449)
Cash at beginning period....................................    1,702      2,279       2,384
                                                              -------    -------    --------
Cash at end of period.......................................  $ 2,279    $ 2,384    $  1,935
                                                              =======    =======    ========
Supplemental Information:
  Cash paid for interest....................................  $11,459    $10,895    $ 10,110
                                                              =======    =======    ========
  Net cash paid for income taxes............................  $ 1,658    $ 3,546    $  9,098
                                                              =======    =======    ========



                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED



                         NOTES TO FINANCIAL STATEMENTS



1. ACCOUNTING POLICIES



  Line of Business



     Associated Materials Incorporated (the "Company") consists of two operating divisions, Alside and AmerCable, and a 50%-owned affiliate, Amercord Inc. ("Amercord"), which is accounted for using the equity method. Alside is engaged principally in the manufacture and distribution of exterior residential building products to professional contractors throughout the United States. AmerCable manufactures jacketed electrical cable utilized in a variety of industrial applications. Amercord manufactures and sells steel tire cord and tire bead wire used in the tire manufacturing industry.



  Accounting Changes



     During 1996, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 allows the Company to use the intrinsic value method or the fair market value to determine the cost of stock compensation. The Company will continue to use the intrinsic value method to measure stock-based compensation costs in accordance with APB Opinion No. 25.



     The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121") during 1996. The adoption of SFAS No. 121 had no effect on the financial statements at the time of adoption. An impairment loss was recorded for the Company's affiliate, Amercord. See Note 2.



     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" which are effective for financial statement periods beginning after December 15, 1997. The Company believes that these statements will have no effect on the Company's financial position, results of operations or cash flows.



  Revenue Recognition



     Product sales are recognized at the time of shipment.



  Inventories



     Inventories are valued at the lower of cost (first-in, first-out) or market.



  Property, Plant, and Equipment



     Property, plant, and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets which range from 3 to 30 years.



  Income Tax



     Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."



  Cash and Cash Equivalents



     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Negative book balances are classified as bank overdrafts on the accompanying balance sheets.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Derivatives



     The Company has an interest rate swap in order to manage interest rate risk on a portion of its long-term debt (see Note 8). Gains or losses based upon differences in the market interest rate and the fixed rate are recognized in the period such differences are incurred. In addition, the Company may attempt to hedge its position with respect to raw material or currency fluctuations on specific contracts. In these instances, the Company may enter into forward contracts or purchase options, the cost of which are realized upon the completion of the contract. The nominal amounts outstanding under these contracts were not material at December 31, 1997.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Advertising



     The Company expenses advertising costs as incurred. Advertising expense was $8.0 million, $6.8 million and $6.3 million in 1997, 1996 and 1995, respectively.



  Reclassifications



     Certain prior period amounts have been reclassified to conform with the current period presentation.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



2. INVESTMENT IN AMERCORD



     The Company's investment in Amercord, a 50% owned affiliate, is accounted for using the equity method. Amercord manufactures and sells steel tire cord and tire bead wire used in the tire manufacturing industry. Equity in the undistributed earnings of Amercord since acquisition through December 31, 1997 totals $5,444,000.



     Condensed financial information for Amercord is presented below (in thousands):



                                                            RESULTS OF OPERATIONS
                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1995       1996       1997
                                                        -------    -------    -------
Net sales.............................................  $80,764    $87,538    $74,880
Costs and expenses....................................   77,148     82,229     75,349
                                                        -------    -------    -------
Income (loss) from operations.........................    3,616      5,309       (469)
Interest expense......................................   (1,911)    (1,734)    (1,518)
Income tax (expense) benefit..........................     (631)    (1,323)       735
                                                        -------    -------    -------
Income (loss) before cumulative effect of a change in
  accounting principle................................    1,074      2,252     (1,252)
Cumulative effect of a change in accounting principle
  (net of tax)........................................       --      1,196         --
                                                        -------    -------    -------
Net income (loss).....................................    1,074      3,448     (1,252)
                                                        -------    -------    -------
Company's share of net income (loss)..................  $   537    $ 1,724    $  (626)
                                                        =======    =======    =======



                                                              FINANCIAL POSITION
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
Assets (pledged)............................................  $52,364    $50,075
Liabilities.................................................   29,152     28,115
Stockholders' equity........................................   23,212     21,960



     In 1996, Amercord recorded a $1,196,000 gain to reflect the cumulative effect of an accounting change when it changed its accounting policy for maintenance parts. Amercord now capitalizes the cost of these parts upon purchase and expenses such parts when used in the production cycle. Amercord previously expensed the maintenance parts upon purchase. Also in 1996, Amercord recorded a pre-tax gain of $3,093,000 in connection with the settlement of disputed royalty payments for the years 1990-1995 and recorded a $2,723,000 loss for a write down of certain production equipment pursuant to SFAS No. 121.



3. ALLOWANCE FOR DOUBTFUL ACCOUNTS



     Changes in the allowance for doubtful accounts on accounts receivable for the years ended December 31 consist of (in thousands):



                                                              1995     1996     1997
                                                             ------   ------   ------
Balance at beginning of period.............................  $2,563   $2,769   $3,749
  Provision for losses.....................................   2,853    3,087    3,500
  Losses sustained (net of recoveries).....................   2,647    2,107    2,826
                                                             ------   ------   ------
Balance at end of period...................................  $2,769   $3,749   $4,423
                                                             ======   ======   ======

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



4. INVENTORIES



     Inventories consist of (in thousands):



                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              -------   -------
Raw materials...............................................  $14,903   $16,352
Work-in-progress............................................    5,276     4,936
Finished goods and purchased stock..........................   38,178    35,333
                                                              -------   -------
                                                              $58,357   $56,621
                                                              =======   =======



5. PROPERTY, PLANT AND EQUIPMENT



     Property, plant and equipment at December 31 consist of (in thousands):



                                                               1996       1997
                                                              -------   --------
Land........................................................  $ 1,290   $  1,290
Buildings...................................................   21,319     22,740
Machinery and equipment.....................................   73,463     79,390
                                                              -------   --------
                                                               96,072    103,420
Less accumulated depreciation...............................   44,423     49,565
                                                              -------   --------
                                                              $51,649   $ 53,855
                                                              =======   ========



6. ACCRUED LIABILITIES



     Accrued liabilities at December 31 consist of (in thousands):



                                                               1996      1997
                                                              -------   -------
Employee compensation.......................................  $ 6,558   $ 7,612
Sales promotions and incentives.............................    2,692     3,408
Employee benefits...........................................    8,424     9,201
Interest....................................................    3,307     3,272
Other.......................................................    1,984     2,369
                                                              -------   -------
                                                              $22,965   $25,862
                                                              =======   =======



7. REVOLVING CREDIT ARRANGEMENTS



     In April 1996, the Company amended and restated its credit agreement with KeyBank, N.A. ("Credit Agreement") to increase the total credit facility to $50 million and extend the term to May 31, 1999. Available borrowings under the Credit Agreement are limited to the lesser of the total facility less unused letters of credit or availability based on percentages of eligible accounts receivable and inventories. Unused letters of credit totaled $7,468,000 at December 31, 1997, of which $5,471,000 was related to the Taxable Notes (see
Note 8) and $1,997,000 was primarily related to insurance. The Company's available borrowing capacity at December 31, 1997 was approximately $40.4 million. The Credit Agreement includes covenants that require the maintenance of certain financial ratios and net worth and that place restrictions on the repurchase of common stock and the payment of dividends. Outstanding borrowings under the agreement are collateralized by substantially all of the assets of the Company.



     Interest is payable on the utilized revolving credit facility at either the prime commercial rate (8.50% at December 31, 1997) or LIBOR (5.72% at December 31, 1997) plus 2.00% at the option of the Company and on the unused credit facility at a rate of .25%. Letter of credit fees of 1.5% are paid at origination.



     The weighted average interest rate for borrowings under the revolving credit facility during the period was 8.07% and 8.23% for December 31, 1997 and 1996, respectively.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



8. LONG-TERM DEBT



     Long-term debt at December 31 consists of (in thousands):



                                                               1996       1997
                                                              -------    -------
Taxable Variable Rate Demand Notes..........................  $ 7,100    $ 5,350
11 1/2% Senior Subordinated Notes due 2003..................   75,000     75,000
                                                              -------    -------
                                                               82,100     80,350
Less amounts due in one year................................    1,750      1,750
                                                              -------    -------
                                                              $80,350    $78,600
                                                              =======    =======



     Scheduled principal payments are $1,750,000 in 1998 and $3,600,000 in 1999.



     Interest on the Taxable Variable Rate Demand Notes (the "Taxable Notes") is payable monthly at the greater of the 30 or 90 day commercial paper rate plus 0.125%. Effective April 5, 1993, the Company entered into an interest rate swap which fixed the interest rate on the Taxable Notes at 5.57% per annum for a period of five years. The Taxable Notes are payable in quarterly installments ranging from $400,000 to $450,000 through January 1, 1999, with the remaining balance due on April 1, 1999. The Taxable Notes are secured by an irrevocable letter of credit in accordance with the Credit Agreement (see Note 7). The Taxable Notes contain similar covenants and restrictions in the Credit Agreement described in Note 7.



     Interest on the Senior Subordinated Notes is payable semiannually. The Senior Subordinated Notes are unsecured. The Indenture pursuant to which the Senior Subordinated Notes were issued contains covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends, make certain investments and repurchase stock or subordinated indebtedness.



     The estimated fair value of the Taxable Notes at December 31, 1997 was $5,350,000. The Taxable Notes have a variable interest rate and therefore trade at face value. The fair value of the Senior Subordinated Notes at December 31, 1997 was $79,688,000 based upon quoted market price.



9. COMMITMENTS



     Commitments for future minimum lease payments under noncancelable operating leases, principally for manufacturing and distribution facilities and certain equipment, are approximately $9,200,000, $7,530,000, $5,319,000, $3,428,000,
$2,565,000 and $1,382,000 for the years ending December 31, 1998, 1999, 2000,
2001, 2002 and thereafter, respectively. Lease expense was approximately $10,901,000, $10,391,000 and $9,186,000 for the years ended December 31, 1997,
1996 and 1995, respectively.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



10. INCOME TAXES



     Income tax expense for the years ended December 31 consists of (in thousands):



                                            1995                 1996                 1997
                                     ------------------   ------------------   ------------------
                                     CURRENT   DEFERRED   CURRENT   DEFERRED   CURRENT   DEFERRED
                                     -------   --------   -------   --------   -------   --------
Federal income taxes...............  $1,559    $  (981)   $2,252     $1,918    $7,816      $55
State income taxes.................     153       (186)      918         84     1,641       12
                                     ------    -------    ------     ------    ------      ---
                                     $1,712    $(1,167)   $3,170     $2,002    $9,457      $67
                                     ======    =======    ======     ======    ======      ===



     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes as of December 31 are as follows (in thousands):



                                                               1996      1997
                                                              -------   -------
Deferred tax assets:
  Medical benefits..........................................  $ 1,680   $ 1,581
  Bad debt expense..........................................    1,301     1,847
  Pension expense...........................................    1,806     3,427
  Inventory costs...........................................      994       247
  Other.....................................................      805       305
                                                              -------   -------
Total deferred tax assets...................................    6,586     7,407
Deferred tax liabilities:
  Depreciation..............................................    7,976     8,519
  Other.....................................................      494       839
                                                              -------   -------
Total deferred tax liabilities..............................    8,470     9,358
                                                              -------   -------
Net deferred tax liabilities................................  $(1,884)  $(1,951)
                                                              =======   =======



     The reconciliation of the statutory rate to the Company's effective income tax rate for the years ended December 31 follows:



                                                                1995    1996    1997
                                                                ----    ----    ----
Statutory rate..............................................    34.0%   34.0%   35.0%
State income taxes, net of federal income tax benefit.......     5.6     4.3     4.6
Equity in (earnings) loss of Amercord.......................    (8.1)   (3.3)     .8
Other.......................................................    (1.3)    1.9     1.7
                                                                ----    ----    ----
Effective rate..............................................    30.2%   36.9%   42.1%
                                                                ====    ====    ====



11. STOCKHOLDERS' EQUITY



     The Class B Common Stock is convertible on a one-for-one basis into Common Stock at any time subject to legal restrictions, if any, applicable to the holder of such shares. The Class B Common Stock has the same rights and privileges extended to the Common Stock except that the holder of Class B Common Stock may vote only on matters pertaining to changes in the Certificate of Incorporation; the sale, lease, or disposition of certain assets; mergers or consolidations; or the liquidation or dissolution of the Company.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



12. EARNINGS PER SHARE



     In 1997, the Financial Accounting Standards Board issued SFAS No. 128 which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Earnings per share amounts for all periods presented have been restated to conform to SFAS 128 requirements, and in accordance with the Securities and Exchange Commission ("the Commission") Staff Accounting Bulletin, Topic 4D, common shares issued during the 12-month period prior to the initial filing of the registration statement with respect to the proposed offering of Common Stock at prices below the assumed public offering price have been included in the calculation of diluted earnings per share as if they were outstanding for all periods presented (see Note 17).



     The following table sets forth the computation of basis and diluted earnings per share but does not reflect additional shares to be offered in conjunction with the registration statement with respect to the proposed offering of Common Stock as disclosed in Note 17:



                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                            1995         1996          1997
                                                          ---------    ---------    ----------
                                                          (IN THOUSANDS,EXCEPT PER SHARE DATA)
Numerator:
  Numerator for basic and diluted earnings per common
     share -- income available to common shareholders...     $1,260       $8,822       $13,089
Denominator:
  Denominator for basic earnings per common share --
     weighted-average shares............................      7,532        7,594         7,594
  Effect of dilutive securities:
     Employee stock options.............................        163          152           162
                                                             ------       ------       -------
  Denominator for diluted earnings per common share --
     adjusted weighted-average shares...................      7,695        7,746         7,756
                                                             ======       ======       =======
Basic earnings per common share.........................     $ 0.17       $ 1.16       $  1.72
                                                             ======       ======       =======
Diluted earnings per common share.......................     $ 0.16       $ 1.14       $  1.69
                                                             ======       ======       =======

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



13. STOCK OPTIONS



     The Company has a stock option plan, whereby it grants non-statutory stock options to certain directors, officers and key employees. The Company has authorized 800,000 shares of common stock to be issued under the plan. The options granted in 1995, 1996 and 1997 were granted at fair market value on the grant date and are exercisable for ten years. One-half of the options vest upon grant date and the remainder vest after two years.



     Transactions during 1995, 1996 and 1997 under this plan are summarized below:



                                                            SHARES     EXERCISE PRICE
                                                            -------   ----------------
Options outstanding at December 31, 1994..................  299,000   $ .003 to $ 6.00
  Granted.................................................   33,000        $5.00
  Expired or canceled.....................................  (69,800)  $ .003 to $ 6.00
                                                            -------   ----------------
Options outstanding at December 31, 1995..................  262,200   $ .003 to $ 5.00
  Exercised...............................................  (62,400)       $.003
  Granted.................................................   12,500        $5.00
                                                            -------   ----------------
Options outstanding at December 31, 1996..................  212,300   $2.925 to $ 5.00
  Exercised...............................................  (40,500)  $2.925 to $ 5.00
  Granted.................................................  140,000   $12.00 to $16.00
  Expired or canceled.....................................   (4,500)       $5.00
                                                            -------   ----------------
Options outstanding at December 31, 1997..................  307,300   $2.925 to $16.00



     Options to purchase 233,550, 189,550 and 239,700 shares were exercisable at December 31, 1997, 1996 and 1995, respectively. The weighted average exercise price of options outstanding was $7.79, $3.47 and $2.57 at December 31, 1997, 1996 and 1995, respectively.



     The following table summarizes significant ranges of outstanding and exercisable options at December 31, 1997:



           OPTIONS OUTSTANDING
------------------------------------------
            WEIGHTED
             AVERAGE                            OPTIONS EXERCISABLE
            REMAINING                        --------------------------
SHARES    LIFE IN YEARS    EXERCISE PRICE    SHARES     EXERCISE PRICE
-------   -------------   ----------------   -------   ----------------
136,800       5.67            $ 2.925        136,800       $ 2.925
 30,500       7.41            $ 5.000         26,750       $ 5.000
100,000       9.17            $12.000         50,000       $12.000
 40,000       9.42            $16.000         20,000       $16.000



     The Company adopted the disclosure provisions of SFAS No. 123 in 1996, and continues to measure stock-based compensation in accordance with APB No. 25. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The weighted average fair value at date of grant for options granted during 1997, 1996, and 1995 was $6.09, $2.56 and $2.39 per option, respectively. The fair value of the options was estimated at the date of the grant using the minimum value method option pricing model assuming dividend yields of 1.0% and a weighted-average expected life of an option of 10 years. A risk-free interest rate of 7.03%, 6.87% and 6.76% was used for 1997, 1996 and 1995, respectively.



     Stock based compensation costs would have reduced net income by $389,000, $17,000 and $55,000 and $.05, $.00 and $.01 per basic and diluted share in 1997, 1996 and 1995, respectively, if the fair values of the options granted in that year had been recognized as compensation expense on a straight-line basis over the

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



vesting period of the grant. The pro forma effect on net income for 1997, 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.



14. SEGMENTS OF BUSINESS



     The Company operates in two industry segments: building products and electrical cable products. The principal business activities of the building segment include the manufacture of vinyl siding, vinyl replacement windows and cabinets, and the wholesale distribution of these and other complementary building products principally to professional home remodeling and new construction contractors. The principal business activity of the electrical cable segment is the manufacture and sale of jacketed electrical cable.



     Comparative financial data by industry segment for the years ended December 31 are as follows (in thousands):



                                                       1995        1996        1997
                                                     --------    --------    --------
Net sales:
  Building products................................  $300,561    $314,645    $344,000
  Electrical cable products........................    49,468      41,826      53,690
                                                     --------    --------    --------
                                                     $350,029    $356,471    $397,690
                                                     ========    ========    ========
Operating profits (losses):
  Building products................................  $ 16,550    $ 26,372    $ 30,415
  Electrical cable products........................    (1,676)       (967)      5,086
  Corporate expense................................    (2,132)     (2,253)     (2,467)
                                                     --------    --------    --------
                                                     $ 12,742    $ 23,152    $ 33,034
                                                     ========    ========    ========
Identifiable assets:
  Building products................................  $131,570    $133,023    $139,751
  Electrical cable products........................    27,091      24,746      20,349
  Corporate........................................    13,392      19,940      18,404
                                                     --------    --------    --------
                                                     $172,053    $177,709    $178,504
                                                     ========    ========    ========
Depreciation and amortization:
  Building products................................  $  3,466    $  4,282    $  5,029
  Electrical cable products........................     1,334       1,154       1,096
  Corporate........................................       540         437         396
                                                     --------    --------    --------
                                                     $  5,340    $  5,873    $  6,521
                                                     ========    ========    ========
Net additions to property, plant, and equipment:
  Building products................................  $  6,669    $  6,982    $  8,108
  Electrical cable products........................     1,014       1,128         635
  Corporate........................................        --          --          15
                                                     --------    --------    --------
                                                     $  7,683    $  8,110    $  8,758
                                                     ========    ========    ========



     The Company operates principally in the United States. Operating profit for each segment is net sales less operating expenses. Identifiable assets by segment are those used in the Company's operations in each segment. Corporate assets are principally the Company's investment in Amercord. Neither aggregate export sales nor sales to a single customer have accounted for 10% or more of consolidated net sales in any of the years presented.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



15. RETIREMENT PLANS



     The Company has defined benefit contributory pension plans (the "Plans") covering substantially all of its salaried employees and certain nonsalaried employees. Employees are fully vested upon attaining five years of service including past service with the businesses acquired by the Company. The Company's policy is to fund pension costs in accordance with actuarially based computations.



     The actuarial present value at December 31, 1997 and 1996 was determined using a discount rate of 7.0% and 7.5%, respectively, and projected compensation increases of 4.5%. The expected long-term rate of return on assets was 9%. Plan assets consist primarily of equity securities, U.S. government obligations, corporate bonds and real estate.



     Retirement plan costs, as determined by the projected unit credit cost method, are summarized below for the years ended December 31 (in thousands):



                                                            1995      1996      1997
                                                           ------    ------    ------
Benefit cost for service during the year...............    $  742    $1,110    $1,165
Interest cost on projected benefit obligation..........     1,553     1,744     1,863
Return on assets.......................................    (3,412)   (3,356)   (4,614)
Net amortization.......................................     2,360     1,901     2,649
                                                           ------    ------    ------
Net retirement plan costs..............................    $1,243    $1,399    $1,063
                                                           ======    ======    ======



     A schedule reconciling the projected benefit obligation with the Company's recorded pension liability as of December 31 is shown below (in thousands):



                                                                 1996       1997
                                                                -------    -------
Accumulated benefit obligation, including vested benefits of
  $17,608 and $22,924, respectively.........................    $20,755    $24,066
Effect of projected salary increases........................      5,490      6,172
                                                                -------    -------
Present value of the projected benefit obligation...........     26,245     30,238
Plan assets at fair value...................................     23,120     27,363
                                                                -------    -------
Plan assets less than the present value of the projected
  benefit obligations.......................................      3,125      2,875
The recorded pension liability (included in the accrued
  current liabilities in the balance sheets) is calculated
  by adding to the above amount:
  Unrecognized net gains....................................      3,450      4,489
  The portion of the liability which, under SFAS No. 87, is
     being amortized over 16 years..........................     (1,127)      (905)
                                                                -------    -------
Recorded pension liability..................................    $ 5,448    $ 6,459
                                                                =======    =======



     The Company sponsors a defined contribution plan (the "401(k) Plan") intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code and covers all full-time employees of AmerCable. The Company matches up to 3.5% of eligible compensation. For the years ended December 31, 1997, 1996 and 1995 the Company's pre-tax contributions to the 401(k) Plan were $175,000, $145,000 and $136,000, respectively.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



16. CONTINGENCIES



     The Company entered into a consent order dated August 25, 1992 with the United States Environmental Protection Agency pertaining to corrective action requirements associated with the use of hazardous waste storage facilities at its Akron, Ohio location. With the exception of a small container storage area, the use of such facilities was terminated prior to the acquisition of the facilities by the Company from USX Corporation (USX) in 1984. The Company believes that USX bears financial responsibility for substantially all of the direct costs of corrective action at such facilities under relevant contract terms and under statutory and common law. The effects of the past practices of this facility are continuing to be investigated pursuant to the terms of the consent order and as a result the Company is unable to reasonably estimate a reliable range of the aggregate cost of corrective action at this time. To date, USX has reimbursed the Company for substantially all of the direct costs of corrective action at such facilities. The Company expects that USX will continue to reimburse the Company for substantially all of the direct costs of corrective action at such facilities. As a result, the Company believes that any material claims resulting from this proceeding will not have a material adverse effect on the Company.



17. PUBLIC OFFERINGS



     The Company has filed a registration statement with the Commission to sell, through an initial public offering, 2,128,800 shares (before over-allotment) of the Company's Common Stock (the "Stock Offering"). Of these shares, 700,000 shares of Common Stock (808,520 shares if the over-allotment option is exercised in full) will be sold by the Company with the remaining 1,428,800 shares to be sold by certain stockholders. In addition, the Company has filed a registration statement with the Commission to sell $75,000,000 aggregate principal amount of Senior Subordinated Notes due 2008 (the "New Notes"). The issuance of the New Notes in such offering (the "Note Offering") is conditioned upon the successful completion of a tender offer and consent solicitation with respect to the Company's outstanding Senior Subordinated Notes (Note 8). The Stock Offering is not contingent upon the completion of the Note Offering and the Note Offering is not contingent upon the completion of the Stock Offering.

     [map of the United States showing locations of Company and division headquarters, manufacturing plants and Alside Supply Centers]

Associated Materials         Alside Headquarters           Alside Manufacturing
   Headquarters                                                    Plants

Alside Supply Centers             AmerCable                     Amercord Inc.


              [photographs of vinyl fence, a vinyl garage door and
                 kitchen cabinets manufactured by the Company]

UltraGuard Vinyl Fence                               Premium Vinyl Garage Doors

                             UltraCraft Cabinets

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   10
The Note Offering.....................   10
Dividend Policy.......................   11
Capitalization........................   12
Dilution..............................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   21
Management............................   29
Certain Relationships and Related
  Transactions........................   36
Principal and Selling Stockholders....   37
Description of Capital Stock..........   39
Shares Eligible for Future Sale.......   41
Underwriting..........................   44
Legal Matters.........................   46
Experts...............................   46
Additional Information................   46
Index to Financial Statements.........  F-1


======================================================
======================================================

                                2,128,800 SHARES


                       ASSOCIATED MATERIALS INCORPORATED

                                  COMMON STOCK
                                ASSOCIATED LOGO

                                  ------------

                                   PROSPECTUS
                                                                          , 1998

                                  ------------

                              SALOMON SMITH BARNEY


                           DAIN RAUSCHER INCORPORATED


======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Estimated expenses payable in connection with the issuance and distribution of Common Stock to be registered, other than underwriting discounts and expenses, are as follows:


SEC registration fee........................................  $ 15,137
NASD filing fee.............................................     5,605
NASDAQ listing fee..........................................    39,269
Printing expenses...........................................   100,000
Legal fees and expenses.....................................   225,000
Accounting fees and expenses................................    25,000
Blue sky fees and expenses..................................     5,000
Transfer agent fees.........................................    10,000
Miscellaneous expenses......................................    14,989
                                                              --------
          Total.............................................  $440,000
                                                              ========


ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Restated Certificate of Incorporation (the "Certificate") of the Company provides that to the full extent permitted by the General Corporation Law of the State of Delaware ("DGCL") or any other applicable laws as presently or hereafter in effect, no director of the Company shall be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Company. The DGCL would not permit limitation of liability of any such director (i) for breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction for which such person derived an improper personal benefit. The Certificate and the Company's Restated Bylaws ("Bylaws") provide that each person who is or was a director or officer of the Company, or each such person who is or was serving at the request of the Board of Directors or an officer of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors and administrators of such person), shall be indemnified by the Company to the full extent permitted by the DGCL or any other applicable laws as presently or hereafter in effect.

     The Company has entered into certain agreements (the "Indemnification Agreements") with each of its directors and executive officers (each an "Indemnitee") designed to give effect to the foregoing provisions of the Certificate and Bylaws. The Indemnification Agreements are intended to provide certain additional assurances against the possibility of uninsured liability primarily because the Indemnification Agreements (i) specify the extent to which the Indemnitees shall be entitled to receive benefits not expressly set forth in the DGCL, and (ii) include a number of procedural provisions designed to provide certainty in administration of the rights to indemnity. Pursuant to the Indemnification Agreements, among other things, an Indemnitee will be entitled to indemnification as provided by the DGCL and, in general, subject to limitations (if any) imposed by applicable law, to indemnification for any amount which the Indemnitee is or becomes legally obligated to pay relating to failure to act or neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which such person commits, suffers, permits or acquiesces in while acting in the Indemnitee's position with the Company. The right to receive payments in excess of those expressly provided for in the DGCL is not required under the Indemnification Agreements in connection with any claim against the Indemnitee (i) for which payment is actually made to the Indemnitee under a valid and collectible insurance policy, (ii) which results in a final, nonappealable order for the Indemnitee to pay a fine or similar governmental imposition which the Company is prohibited by applicable law from paying, or (iii) based upon or attributable to the Indemnitee gaining in fact a personal profit to which he was not legally entitled, including without limitation profits made from the purchase and sale by the Indemnitee of equity securities of the Company which are not recoverable by the Company pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and profits arising from transactions in publicly traded securities of the Company which were effected by the Indemnitee in violation of Section 10(b) of the Exchange Act or Rule 10b-5 promulgated thereunder.

     The Company has purchased and maintains insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the three years ended November 30, 1997, the Company issued 102,900 shares of Common Stock, par value $.0025 per share, upon exercise from time to time of options granted to officers and employees of the Company, for $161,195 in the aggregate. These transactions were exempt from the registration requirements of the Securities Act pursuant to Section 3(b) of the Securities Act and Rule 701 thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


            1.1*         -- Form of Underwriting Agreement.
            3.1          -- Restated Certificate of Incorporation, as amended, of
                            Associated Materials Incorporated (the "Company")
                            (incorporated by reference to Exhibit 3.1 to the
                            Company's Registration Statement on Form S-1, Commission
                            File No. 33-84110 (the "1994 Registration Statement")).
            3.2          -- Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the 1994 Registration Statement).
            4.1          -- Indenture, dated as of August 1, 1993, between the
                            Company and U.S. Trust Company of Texas, N.A., as Trustee
                            (the "Indenture") incorporated by reference to Exhibit
                            4.1 to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 1993 (the "1993 Form
                            10-K").
            4.2          -- Form of Senior Subordinated Note issuable under the
                            Indenture (incorporated by reference to Exhibit 4.2 to
                            the Company's Registration Statement on Form S-1,
                            Commission File No. 33-64788 (the "1993 Registration
                            Statement").
            4.3          -- Registration Rights Agreement, dated as of August 19,
                            1993, among the Company, PruSupply Capital Assets, Inc.
                            ("PruSupply"), W.W. Winspear, M.M. Winspear, D.J. Allan,
                            M.G. Winspear, D.W. Winspear, R.L. Winspear, B.W. Meyer,
                            The Principal/The Eppler, Guerin & Turner, Inc., Frank T.
                            Lauinger, John Wallace and Bonnie B. Smith (incorporated
                            by reference to Exhibit 4.3 to the 1993 Form 10-K).
            4.4          -- Stockholders' Agreement, dated as of August 19, 1993,
                            among the Company, PruSupply, W.W. Winspear and M.M.
                            Winspear (incorporated by Reference to Exhibit 4.4 to the
                            1993 Form 10-K).
            4.5          -- Amendment to the Stockholders' Agreement, dated as of
                            April 1, 1994, among the Company, PruSupply, W.W.
                            Winspear and M.M. Winspear (incorporated by reference to
                            Exhibit 4.5 to the 1994 Registration Statement).
            4.6          -- Second Amendment to the Stockholders' Agreement, dated as of July 1, 1994, among the Company, PruSupply, W.W.
                            Winspear and M.M. Winspear (incorporated by reference to
                            Exhibit 4.6 to the 1994 Registration Statement).
            4.7          -- Third Amendment to the Stockholders' Agreement, dated as of October 12, 1994, among the Company, Prudential and
                            the Winspear Family Limited Partnership (incorporated by
                            reference to Exhibit 4.15 to the 1994 Registration
                            Statement).


            4.8          -- Assumption Agreement, effective as of July 29, 1994, by the Winspear Family Limited Partnership (incorporated by
                            reference to Exhibit 4.7 to the 1994 Registration
                            Statement).
            4.9          -- Assumption Agreement, effective as of September 30, 1994 by The Prudential Insurance Company of America
                            ("Prudential") (incorporated by reference to Exhibit 4.14
                            to the 1994 Registration Statement).
            4.10         -- Trust Indenture, dated as of June 1, 1992, between the
                            Company and KeyBank, N.A. (formerly Society National
                            Bank) ("KeyBank"), relating to the Company's taxable
                            variable rate demand notes ("Taxable Notes")
                            (incorporated by reference to Exhibit 4.43 to the 1993
                            Registration Statement).
            4.11         -- Remarketing Agreement, dated as of June 1, 1992, between the Company and KeyBank as Remarketing Agent, relating to
                            the Taxable Notes (incorporated by reference to Exhibit
                            4.44 to the 1993 Registration Statement).
            4.12         -- Note Purchase Agreement, dated as of June 26, 1992,
                            between the Company and Automated Cash Management Trust,
                            relating to the Taxable Notes (incorporated by reference
                            to Exhibit 4.45 to the 1993 Registration Statement).
            4.13         -- Irrevocable Letter of Credit, dated as of June 1, 1992, between the Company and KeyBank relating to the Taxable
                            Notes (incorporated by reference to Exhibit 4.46 to the
                            1993 Registration Statement).
            4.14         -- Master Agreement, dated as of April 5, 1993, between the
                            Company and KeyBank evidencing an interest rate swap
                            relating to the Taxable Notes (incorporated by reference
                            to Exhibit 4.47 to the 1993 Registration Statement).
            4.15         -- Specimen Stock Certificate.
            4.16         -- Form of Indenture between the Company and U.S. Trust
                            Company of Texas, N.A., as Trustee (the "New Indenture")
                            (incorporated by reference to Exhibit 4.2 to the
                            Company's Registration Statement on Form S-1, Commission
                            File No. 333-42067).
            4.17         -- Form of Senior Subordinated Note under the New Indenture
                            (incorporated by reference to Exhibit 4.3 to the
                            Company's Registration Statement on Form S-1, Commission
                            File No. 333-42067).
            5.1*         -- Opinion of Jones, Day, Reavis & Pogue.
           10.1          -- Agreement of Sale, dated as of January 30, 1984, between
                            USX Corporation (formerly United States Steel
                            Corporation) ("USX") and the Company (incorporated by
                            reference to Exhibit 10.1 to the 1993 Registration
                            Statement).
           10.2          -- Amendment Agreement, dated as of February 29, 1984,
                            between USX and the Company (incorporated by reference to
                            Exhibit 10.2 to the 1993 Registration Statement).
           10.3          -- Subscription and Stockholders Agreement, dated as of June
                            25, 1986, among the Company, Florida Wire and Cable
                            Company, GCR S.p.A. and Amercord Inc. (the "Subscription
                            Agreement") (incorporated by reference to Exhibit 10.5 to
                            the 1993 Registration Statement).
           10.4          -- Management Agreement, effective as of May 1, 1986,
                            between Amercord Inc. and the Company (incorporated by
                            reference to Exhibit 10.8 to the 1993 Registration
                            Statement).
           10.5          -- Form of Indemnification Agreement between the Company and each of the Directors and executive officers of the
                            Company (incorporated by reference to Exhibit 10.14 to
                            the 1994 Registration Statement).
           10.6          -- Profit Sharing Plan of the Company (incorporated by
                            reference to Exhibit 10.15 to the 1993 Registration
                            Statement).
           10.7          -- Alside Retirement Plan (incorporated by reference to
                            Exhibit 10.16 to the 1993 Registration Statement).


           10.8          -- Associated Materials Incorporated Amended and Restated
                            1994 Stock Incentive Plan (incorporated by reference to
                            Exhibit 10.1 to the Company's Quarterly Report on Form
                            10-Q for the period ended June 30, 1997).
           10.9          -- Letter Agreement, dated May 13, 1983, between Donald L.
                            Kaufman and the Company, as amended (incorporated by
                            reference to Exhibit 10.4 to the 1994 Registration
                            Statement).
           10.10         -- Second Amended and Restated Loan and Security Agreement,
                            dated as of April 2, 1996, between the Company and
                            KeyBank (the "Credit Agreement") (incorporated by
                            reference to Exhibit 10.1 to the March 31, 1996 Form
                            10-Q).
           10.11         -- Third Amended and Restated Note, dated April 2, 1996,
                            from the Company to KeyBank relating to the Credit
                            Agreement (incorporated by reference to Exhibit 10.1 to
                            the March 31, 1996 Form 10-Q).
           11.1*         -- Computation of Earnings Per Share.
           12.1*         -- Computation of Ratio of Earnings to Fixed Charges.
           21.1          -- List of Subsidiaries of the Company.
           23.1*         -- Consent of Jones, Day, Reavis & Pogue (included in
                            Exhibit 5.1).
           23.2*         -- Consent of Ernst & Young LLP.
           24.1          -- Powers of Attorney of Directors and certain executive
                            officers of the Company.


---------------


* Filed herewith.


     (b) Financial Statement Schedules:

     All financial statement schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of schedules, or because the information required is included in the financial statements and notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Company hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on January 29th, 1998.


                                          ASSOCIATED MATERIALS INCORPORATED

                                          By:    /s/ ROBERT L. WINSPEAR
                                            ------------------------------------
                                                     Robert L. Winspear
                                               Vice President, Secretary and
                                                          Treasurer


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:


                      SIGNATURE                                             TITLE
                      ---------                                             -----

                WILLIAM W. WINSPEAR*                     Chairman of the Board, President and Chief
-----------------------------------------------------      Executive Officer (Principal Executive
                 William W. Winspear                       Officer)

               /s/ ROBERT L. WINSPEAR                    Vice President, Secretary and Treasurer
-----------------------------------------------------      (Principal Financial and Accounting
                 Robert L. Winspear                        Officer)

                 RICHARD I. GALLAND*
-----------------------------------------------------
                 Richard I. Galland                      Director

                 DONALD L. KAUFMAN*
-----------------------------------------------------
                  Donald L. Kaufman                      Director

                   JAMES F. LEARY*
-----------------------------------------------------
                   James F. Leary                        Director

                   ALAN B. LERNER*
-----------------------------------------------------
                   Alan B. Lerner                        Director

                    A. A. MEITZ*
-----------------------------------------------------
                     A. A. Meitz                         Director

                   GARY D. TRABKA*
-----------------------------------------------------
                   Gary D. Trabka                        Director


     Robert L. Winspear, by signing his name hereto, does sign and execute this Pre-Effective Amendment No. 1 to the Registration Statement on behalf of each of the above-named officers and directors of Associated Materials Incorporated on the 29th day of January, 1998, pursuant to powers of attorney executed on behalf of each of such officers and directors, and previously filed with the Securities and Exchange Commission.


*By:    /s/ ROBERT L. WINSPEAR
     -------------------------------
           Robert L. Winspear
            Attorney-in-Fact

                               INDEX TO EXHIBITS


        EXHIBIT NO.                                DESCRIPTION
        -----------                                -----------

             1.1*          -- Form of Underwriting Agreement.
             3.1           -- Restated Certificate of Incorporation, as amended, of
                              Associated Materials Incorporated (the "Company")
                              (incorporated by reference to Exhibit 3.1 to the
                              Company's Registration Statement on Form S-1, Commission
                              File No. 33-84110 (the "1994 Registration Statement")).
             3.2           -- Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the 1994 Registration Statement).
             4.1           -- Indenture, dated as of August 1, 1993, between the
                              Company and U.S. Trust Company of Texas, N.A., as Trustee
                              (the "Indenture") incorporated by reference to Exhibit
                              4.1 to the Company's Annual Report on Form 10-K for the
                              fiscal year ended December 31, 1993 (the "1993 Form
                              10-K")).
             4.2           -- Form of Senior Subordinated Note issuable under the
                              Indenture (incorporated by reference to Exhibit 4.2 to
                              the Company's Registration Statement on Form S-1,
                              Commission File No. 33-64788 (the "1993 Registration
                              Statement")).
             4.3           -- Registration Rights Agreement, dated as of August 19,
                              1993, among the Company, PruSupply Capital Assets, Inc.
                              ("PruSupply"), W.W. Winspear, M.M. Winspear, D.J. Allan,
                              M.G. Winspear, D.W. Winspear, R.L. Winspear, B.W. Meyer,
                              The Principal/The Eppler, Guerin & Turner, Inc., Frank T.
                              Lauinger, John Wallace and Bonnie B. Smith (incorporated
                              by reference to Exhibit 4.3 to the 1993 Form 10-K).
             4.4           -- Stockholders' Agreement, dated as of August 19, 1993,
                              among the Company, PruSupply, W.W. Winspear and M.M.
                              Winspear (incorporated by Reference to Exhibit 4.4 to the
                              1993 Form 10-K).
             4.5           -- Amendment to the Stockholders' Agreement, dated as of
                              April 1, 1994, among the Company, PruSupply, W.W.
                              Winspear and M.M. Winspear (incorporated by reference to
                              Exhibit 4.5 to the 1994 Registration Statement).
             4.6           -- Second Amendment to the Stockholders' Agreement, dated as of July 1, 1994, among the Company, PruSupply, W.W.
                              Winspear and M.M. Winspear (incorporated by reference to
                              Exhibit 4.6 to the 1994 Registration Statement).
             4.7           -- Third Amendment to the Stockholders' Agreement, dated as of October 12, 1994, among the Company, Prudential and
                              the Winspear Family Limited Partnership (incorporated by
                              reference to Exhibit 4.15 to the 1994 Registration
                              Statement).
             4.8           -- Assumption Agreement, effective as of July 29, 1994, by the Winspear Family Limited Partnership (incorporated by
                              reference to Exhibit 4.7 to the 1994 Registration
                              Statement).
             4.9           -- Assumption Agreement, effective as of September 30, 1994 by The Prudential Insurance Company of America
                              ("Prudential") (incorporated by reference to Exhibit 4.14
                              to the 1994 Registration Statement).
             4.10          -- Trust Indenture, dated as of June 1, 1992, between the
                              Company and KeyBank, N.A. (formerly Society National
                              Bank) ("KeyBank"), relating to the Company's taxable
                              variable rate demand notes ("Taxable Notes")
                              (incorporated by reference to Exhibit 4.43 to the 1993
                              Registration Statement).
             4.11          -- Remarketing Agreement, dated as of June 1, 1992, between the Company and KeyBank as Remarketing Agent, relating to
                              the Taxable Notes (incorporated by reference to Exhibit
                              4.44 to the 1993 Registration Statement).

        EXHIBIT NO.                                DESCRIPTION
        -----------                                -----------
             4.12          -- Note Purchase Agreement, dated as of June 26, 1992,
                              between the Company and Automated Cash Management Trust,
                              relating to the Taxable Notes (incorporated by reference
                              to Exhibit 4.45 to the 1993 Registration Statement).
             4.13          -- Irrevocable Letter of Credit, dated as of June 1, 1992, between the Company and KeyBank relating to the Taxable
                              Notes (incorporated by reference to Exhibit 4.46 to the
                              1993 Registration Statement).
             4.14          -- Master Agreement, dated as of April 5, 1993, between the
                              Company and KeyBank evidencing an interest rate swap
                              relating to the Taxable Notes (incorporated by reference
                              to Exhibit 4.47 to the 1993 Registration Statement).
             4.15          -- Specimen Stock Certificate.
             4.16          -- Form of Indenture between the Company and U.S. Trust
                              Company of Texas, N.A., as Trustee (the "New Indenture")
                              (incorporated by reference to Exhibit 4.2 to the
                              Company's Registration Statement on Form S-1, Commission
                              File No. 333-42067).
             4.17          -- Form of Senior Subordinated Note under the New Indenture
                              (incorporated by reference to Exhibit 4.3 to the
                              Company's Registration Statement on Form S-1, Commission
                              File No. 333-42067).
             5.1*          -- Opinion of Jones, Day, Reavis & Pogue.
            10.1           -- Agreement of Sale, dated as of January 30, 1984, between
                              USX Corporation (formerly United States Steel
                              Corporation) ("USX") and the Company (incorporated by
                              reference to Exhibit 10.1 to the 1993 Registration
                              Statement).
            10.2           -- Amendment Agreement, dated as of February 29, 1984,
                              between USX and the Company (incorporated by reference to
                              Exhibit 10.2 to the 1993 Registration Statement).
            10.3           -- Subscription and Stockholders Agreement, dated as of June
                              25, 1986, among the Company, Florida Wire and Cable
                              Company, GCR S.p.A. and Amercord Inc. (the "Subscription
                              Agreement") (incorporated by reference to Exhibit 10.5 to
                              the 1993 Registration Statement).
            10.4           -- Management Agreement, effective as of May 1, 1986,
                              between Amercord Inc. and the Company (incorporated by
                              reference to Exhibit 10.8 to the 1993 Registration
                              Statement).
            10.5           -- Form of Indemnification Agreement between the Company and each of the Directors and executive officers of the
                              Company (incorporated by reference to Exhibit 10.14 to
                              the 1994 Registration Statement).
            10.6           -- Profit Sharing Plan of the Company (incorporated by
                              reference to Exhibit 10.15 to the 1993 Registration
                              Statement).
            10.7           -- Alside Retirement Plan (incorporated by reference to
                              Exhibit 10.16 to the 1993 Registration Statement).
            10.8           -- Associated Materials Incorporated Amended and Restated
                              1994 Stock Incentive Plan (incorporated by reference to
                              Exhibit 10.1 to the Company's Quarterly Report on Form
                              10-Q for the period ended June 30, 1997).
            10.9           -- Letter Agreement, dated May 13, 1983, between Donald L.
                              Kaufman and the Company, as amended (incorporated by
                              reference to Exhibit 10.4 to the 1994 Registration
                              Statement).
            10.10          -- Second Amended and Restated Loan and Security Agreement,
                              dated as of April 2, 1996, between the Company and
                              KeyBank (the "Credit Agreement") (incorporated by
                              reference to Exhibit 10.1 to the March 31, 1996 Form
                              10-Q).

        EXHIBIT NO.                                DESCRIPTION
        -----------                                -----------
            10.11          -- Third Amended and Restated Note, dated April 2, 1996,
                              from the Company to KeyBank relating to the Credit
                              Agreement (incorporated by reference to Exhibit 10.1 to
                              the March 31, 1996 Form 10-Q).
            11.1*          -- Computation of Earnings Per Share.
            12.1*          -- Computation of Ratio of Earnings to Fixed Charges.
            21.1           -- List of Subsidiaries of the Company.
            23.1*          -- Consent of Jones, Day, Reavis & Pogue (included in
                              Exhibit 5.1).
            23.2*          -- Consent of Ernst & Young LLP.
            24.1           -- Powers of Attorney of Directors and certain executive
                              officers of the Company.


---------------


* Filed herewith.